Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated August 5, 2022)

MSP Recovery, Inc.

Up to 3,981,159,239 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 1,032,578,731 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 755,525,000 shares of Common Stock (as defined in the Prospectus) otherwise held by the Selling Securityholders; (ii) up to an aggregate of 325,000 shares of Common Stock that may be issued upon exercise of Private Warrants (as defined in the Prospectus); (iii) up to an aggregate of 755,200,000 shares of Common Stock that may be issued upon exercise of New Warrants (as defined in the Prospectus); (iv) up to an aggregate of 5,750,000 shares of Common Stock that were issued to certain investors, including the Sponsor (as defined in the Prospectus) in a private placement in connection with the closing of the Business Combination (as defined in the Prospectus); (v) up to an aggregate of 650,000 shares of Common Stock that were issued to certain investors in a private placement of Private Units (as defined in the Prospectus) in connection with the Business Combination; (vi) up to an aggregate of 3,167,967,900 shares of Common Stock exchangeable for Up-C Units (as defined in the Prospectus) originally issued to certain Selling Securityholders, including the Members (as defined in the Prospectus), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined in the Prospectus) or issuable pursuant to the terms of existing contracts; (vii) up to an aggregate of 50,022,000 shares of Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and Opco (as defined in the Prospectus) pursuant to the terms of the Business Combination; (viii) up to an aggregate of 1,244,339 shares of Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts; (ix) up to an aggregate of 4,532,405 shares of Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined in the Prospectus); and (x) up to an aggregate of 1,028,046,326 shares of Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ” and “MSPRW”. On November 9, 2022, the closing price of Common Stock was $1.18 per share, the closing price of our Public Warrants was $1.22 per warrant and the closing price of our New Warrants was $0.0450 per warrant.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-39445

MSP Recovery, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	84-4117825
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2710 Le Jeune Road Floor 10 Coral Gables, Florida	33134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 614-2222

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MSPRW	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $0.0001 per share	MSPRZ	The Nasdaq Global Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☒

As of October 31, 2022, the registrant had 73,840,509 shares of Class A common stock, $0.0001 par value per share, and 3,148,720,212 shares of Class V common stock, $0.0001 par value per share, outstanding.

i

Part I - Financial Information

Item 1. Financial Statements

MSP RECOVERY, INC. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(In thousands except per share amounts)	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$14,268	$1,664
Restricted cash	11,420	-
Accounts receivable	7,525	-
Affiliate receivable (1)	1,774	4,070
Indemnification asset (1)	752,510	-
Prepaid expenses and other current assets (1)	32,660	13,304
Total current assets	820,157	19,038
Property, plant and equipment, net	2,480	750
Deferred tax asset	857	-
Intangible assets, net	2,077,571	84,218
Investment in rights to claim recovery cash flows	3,673,610	-
Total assets	$6,574,675	$104,006

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$32,468	$4,609
Affiliate payable (1)	19,822	45,252
Commission payable	540	465
Deferred service fee income	249	249
Derivative Liability	10,065	-
Warrant Liability	4,700	-
Guaranty obligation (1)	752,510	-
Other current liabilities	62,638	3,489
Total current liabilities	882,992	54,064
Claims financing obligation and notes payable (1)	170,844	106,805
Loan from related parties (1)	125,759	-
Interest payable	1,471	94,545
Total liabilities	$1,181,066	$255,414
Commitments and contingencies (Note 12)

Class A common stock subject to possible redemption, 1,129,589 shares at redemption value as of September 30, 2022.	1,356	-

Stockholders' Equity (Deficit):
Class A common stock, $0.0001 par value; 5,500,000,000 shares authorized; 72,909,609 issued and outstanding as of September 30, 2022	$7	$-
Class V common stock, $0.0001 par value; 3,250,000,000 shares authorized; 3,148,720,212 issued and outstanding as of September 30, 2022	315	-
Additional paid-in capital	201,656	-
Members' equity	-	(155,756)
Accumulated deficit	(23,537)	-
Total Stockholders' Equity (Deficit)	$178,441	$(155,756)
Non-controlling interest	5,213,812	4,348
Total equity	$5,392,253	$(151,408)
Total liabilities and equity	$6,574,675	$104,006

1.
As of September 30, 2022 and December 31, 2021, the total affiliate receivable, indemnification asset, affiliate payable, guaranty obligation and loan from related parties balances are with related parties. In addition, the prepaid expenses and other current assets and claims financings obligation and notes payable includes balances with related parties. See Note 13, Related Party, for further details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MSP RECOVERY, INC. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(In thousands except per share amounts)	2022	2021	2022	2021
Claims recovery income	$2,571	$48	$3,999	$63
Claims recovery service income (1)	5,748	2,439	17,795	9,213
Total Claims Recovery	$8,319	$2,487	$21,794	$9,276
Operating expenses
Cost of claim recoveries (2)	1,160	15	1,861	23
Claims amortization expense	66,331	47	92,866	114
General and administrative (3)	6,621	2,871	17,049	8,207
Professional fees	5,875	2,539	10,931	5,606
Professional fees - legal (4)	8,014	26	34,251	56
Depreciation and amortization	103	89	254	256
Total operating expenses	88,104	5,587	157,212	14,262
Operating Loss	$(79,785)	$(3,100)	$(135,418)	$(4,986)
Interest expense	(13,083)	(6,990)	(34,475)	(19,579)
Other (expense) income, net	63,138	(169)	63,175	1,154
Change in fair value of warrant and derivative liabilities	2,670	-	(11,683)	-
Net loss before provision for income taxes	$(27,060)	$(10,259)	$(118,401)	$(23,411)
Provision for income tax benefit (expense)	-	-	326	-
Net loss	$(27,060)	$(10,259)	$(118,075)	$(23,411)
Less: Net (income) loss attributable to non-controlling members	26,597	(16)	116,324	(16)
Net loss attributable to controlling members	$(463)	$(10,275)	$(1,751)	$(23,427)

Basic and diluted weighted average shares outstanding, Class A Common Stock (5)	69,036,899	N/A	53,138,474	N/A
Basic and diluted net income per share, Class A Common Stock (5)	$(0.01)	N/A	$(0.03)	N/A

1.
For the three and nine months ended September 30, 2022 and 2021, claims recovery service income included $0 million and $10.6 million, respectively, and $1.7 million and $7.0 million, respectively, of claims recovery service income from VRM MSP Recovery Partners LLC (“VRM MSP”). See Note 13, Related Party, for further details.
2.
For the three and nine months ended September 30, 2022, cost of claim recoveries included $0 and $271 thousand, respectively, of related party expenses. This relates to contingent legal expenses earned from claims recovery income pursuant to legal service agreements with the La Ley con John H. Ruiz P.A., d/b/a MSP Recovery Law Firm (the "Law Firm"). See Note 13, Related Party, for further details. For the three and nine months ended September 30, 2021, there were no expenses related to contingent legal expenses.
3.
For the three and nine months ended September 30, 2022 and 2021, general and administrative expenses included $150 thousand and $400 thousand, respectively, and $20 thousand and $39 thousand, respectively, of related party expenses. See Note 13, Related Party, for further details.
4.
For the three and nine months ended September 30, 2022 and 2021, professional fees - legal included $4.6 million and $5.0 million, respectively, $0 thousand and $8 thousand, respectively, of related party expenses related to the Law Firm. See Note 13, Related Party, for further details.
5.
Earnings per share information has not been presented for periods prior to the Business Combination (as defined in Note 1, Description of Business), as it resulted in values that would not be meaningful to the users of these unaudited condensed consolidated financial statements. Refer to Note 15, Net Loss Per Common Share for further information.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MSP RECOVERY, INC. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

(Unaudited)

Three Months Ended September 30, 2022

	Class A Common Stock		Class V Stock
(In thousands except shares)	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Members' Deficit	Accumulated Deficit	Non- Controlling Interests	Total Equity
Balance at June 30, 2022	66,051,029	$7	3,154,473,292	$315	$187,269	$—	$(23,074)	$5,251,837	$5,416,354
Contributions prior to recapitalization transaction	—	—	—	—	—	—	—	—	—
Distributions prior to recapitalization transaction	—	—	—	—	—	—	—	—	—
Net loss prior to recapitalization transaction	—	—	—	—	—	—	—	—	—
Cumulative effect of recapitalization transaction	—	—	—	—	—	—	—	—	—
Opening net assets of Lionheart II Holdings, LLC acquired	—	—	—	—	—	—	—	—	—
Adjustment for value of derivative on temporary equity	—	—	—	—	1,062	—	—	—	1,062
Conversion of Warrants	706,176	—	—	—	2,433	—	—	(1,156)	1,277
Class A Issuances	6,152,404	—	(5,753,080)	—	10,892	—	—	(10,272)	620
Net loss	—	—	—	—	—	—	(463)	(26,597)	(27,060)
Balance at September 30, 2022	72,909,609	$7	3,148,720,212	$315	$201,656	$—	$(23,537)	$5,213,812	$5,392,253

Nine Months Ended September 30, 2022

(In thousands except shares)	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Members' Deficit	Accumulated Deficit	Non- Controlling Interests	Total Equity
Balance at December 31, 2021	—	$—	—	$—	$—	$(155,756)	$—	$4,348	$(151,408)
Contributions prior to recapitalization transaction	—	—	—	—	—	15	—	—	15
Distributions prior to recapitalization transaction	—	—	—	—	—	(147)	—	—	(147)
Net loss prior to recapitalization transaction	—	—	—	—	—	(28,640)	—	—	(28,640)
Cumulative effect of recapitalization transaction	7,582,668	—	3,154,473,292	315	48,773	184,528	—	5,406,736	5,640,352
Opening net assets of Lionheart II Holdings, LLC acquired	—	—	—	—	—	—	(21,786)	—	(21,786)
Adjustment for value of derivative on temporary equity	—	—	—	—	10,065	—	—	—	10,065
Conversion of Warrants	7,908,198	1	—	—	22,895	—	—	(13,444)	9,452
Class A Issuances	57,418,743	6	(5,753,080)	—	119,923	—	—	(96,144)	23,785
Net loss	—	—	—	—	—	—	(1,751)	(87,684)	(89,435)
Balance at September 30, 2022	72,909,609	$7	3,148,720,212	$315	$201,656	$—	$(23,537)	$5,213,812	$5,392,253

Three Months Ended September 30, 2021

(In thousands)	Members' Deficit	Non- Controlling Interests	Total Equity
Balance at June 30, 2021	$(133,634)	$4,332	$(129,302)
Contributions	—	—	—
Distributions	(2,109)	—	(2,109)
Net loss	(10,275)	16	(10,259)
Balance at September 30, 2021	$(146,018)	$4,348	$(141,670)

Nine Months Ended September 30, 2021

(In thousands)	Members' Deficit	Non- Controlling Interests	Total Equity
Balance at December 31, 2020	$(120,179)	$4,332	$(115,847)
Contributions	227	—	227
Distributions	(2,639)	—	(2,639)
Net loss	(23,427)	16	(23,411)
Balance at September 30, 2021	$(146,018)	$4,348	$(141,670)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MSP RECOVERY, INC. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
(In thousands)	2022	2021
Cash flows from operating activities:
Net loss (1)	$(118,075)	$(23,411)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	254	256
Claims amortization expense	92,866	114
Paid in kind interest	34,475	19,557
Change in fair value of derivatives	10,065	—
Deferred income taxes	(857)	—
Share based compensation	20,055	—
Change in fair value of warrant liability	1,619	—
PPP loan forgiveness	—	(1,043)
Realized gain on equity securities	—	(201)
Gain on debt extinguishment	(63,367)	—
Change in operating assets and liabilities:
Accounts receivable	(7,525)	—
Affiliate receivable (1)	2,296	755
Affiliate payable (1)	(25,430)	1,868
Prepaid expenses and other assets	(32,609)	(6,999)
Commission payable	75	—
Accounts payable and accrued liabilities	15,394	2,848
Net cash used in operating activities	(70,764)	(6,256)
Cash flows from investing activities:
Additions to property, plant, and equipment	(1,863)	(481)
Additions to intangible assets	(2,700)	—
Proceeds from sale of equity securities	—	4,450
Purchases of equity securities	—	(4,056)
Purchase of securities to cover short position	—	(1,770)
Net cash used in investing activities	(4,563)	(1,857)
Cash flows from financing activities:
Proceeds from Business Combination	12,009	—
Transaction costs incurred for the Business Combination	(49,638)	—
Proceeds from related party loan (1)	125,759	—
Issuance of common stock	8,804	—
Issuance of temporary equity	2,417	—
Contribution from members	—	227
Distributions to members	—	(2,639)
Net cash provided by (used in) financing activities	99,351	(2,412)
Increase (decrease) in cash and cash equivalents and restricted cash	24,024	(10,525)
Cash and cash equivalents and restricted cash at beginning of year	1,664	11,879
Cash and cash equivalents and restricted cash at end of period	$25,688	$1,354

Supplemental cash flow information:

Supplemental disclosure of non-cash investing and financing activities:
Purchase of intangible asset financed by note payable	$—	$500
Purchase of intangible asset through issuance of Class A common stock	$10,000	$—
Purchase of intangible asset in accrued expenses	$48,167
Payment of professional fees through issuance of Class A common stock	$1,326	$—
Transaction costs incurred included in accounts payable and accrued liabilities	$29,692	$—
Cash paid during the period for:
Interest	$—	$22

1.
Balances include related party transactions. See Note 13, Related Party, for further details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. DESCRIPTION OF BUSINESS

On May 23, 2022 (the “Closing Date”), MSP Recovery, Inc., a Delaware corporation (formerly known as Lionheart Acquisition Corporation II (“LCAP,” the “Company,” or “MSP”) consummated the previously announced business combination pursuant to that certain Membership Interest Purchase Agreement, dated as of July 11, 2021 (as amended, the “MIPA”), by and among the Company, Lionheart II Holdings, LLC, a wholly owned subsidiary of the Company, MSP Recovery, LLC and combined and consolidated subsidiaries ("Legacy MSP"), the members of Legacy MSP (the “Members”), and John H. Ruiz, in his capacity as the representative of the Members (the “Members’ Representative”). Pursuant to the MIPA, the Members sold and assigned all of their membership interests in Legacy MSP to the Company in exchange for non-economic voting shares of Class V common stock, par value $0.0001, of the Company (“Class V Common Stock”) and non-voting economic Class B Units of the Company (“Class B Units,” and each pair consisting of one share of Class V Common Stock and one Class B Unit, an “Up-C Unit”) (such transaction, the “Business Combination”). The Up-C Units are convertible into Class A Common Stock of the Company at the discretion of holder of the Up-C Unit. See Note 3, Business Combination for details. Subsequent to the Closing Date, the Company's sole asset is its equity interest in MSP Recovery, LLC. The Company is the managing member and therefore consolidates Legacy MSP.

Legacy MSP was organized in 2014 as a Medicaid and Medicare Secondary Pay Act recovery specialist. The Company utilizes its proprietary internal data analytics platform to review health claims assigned by secondary payers such as Health Plans, Management Service Organizations (“MSO”), providers of medical services and Independent Physicians Associations. This platform allows the Company to identify claims cost recovery rights with potential recovery paths where claims either should not have been paid by the secondary payers or should have been reimbursed by third-party entities.

MSP seeks the assignment of recovery rights from secondary payers by acquiring the recovery rights to claims from secondary payers via Claims Cost Recovery Agreements (“CCRAs”). Prior to executing a CCRA, the Company utilizes its proprietary internal data analytics platform to review the set of claims and identify claims with probable recovery paths. MSP’s assets are these irrevocable assignments of health claims recovery rights that are automatic, all-encompassing and superior to other interests supported by Federal and State laws and regulations. MSP’s operations are primarily conducted in the U.S. and Puerto Rico.

Investment Capacity Agreement

On September 27, 2021, the Company entered into an Investment Capacity Agreement (the “ICA”) providing for potential future transactions regarding select healthcare claims recovery interests with its investment partner, Virage Capital Management LP (“Virage”), which transactions may include the sale of claims by MSP. The ICA provides that the maximum value of such claims will be $3 billion.

When the Company takes an assignment, the Company takes an assignment of the entire recovery but often has a contractual obligation to pay the assignor 50% of any recoveries. This 50% interest typically is retained by the assignor (the “Retained Interest”), although in some cases, the Company has acquired all of the recoveries, and the applicable assignor has not kept any Retained Interest. The Retained Interest is not an asset of the Company, but an obligation to pay these assignors, with the Company keeping the other 50% interest of any recoveries. Virage’s funding in connection with future transactions generally will be used to purchase Retained Interests from existing assignors or new MSP assignors, although its funds can also be used to buy 50% of the recoveries from the Company, in the event the applicable assignor did not retain any Retained Interest. In connection with transactions consummated under the ICA, the Company may receive certain fees, including a finder's fee for identifying the recoveries and a servicing fee for servicing the claims.

Pursuant to the ICA, the Company will assist Virage in acquiring these Retained Interests for a cash price. Virage will be paid the recovery generated from the purchased Retained Interests when received through litigation or settlements. The ICA is separate and distinct from the equity investment in the Company by VRM MSP (an affiliate of Virage).

LifeWallet

On January 10, 2022, the Company announced the launch of LifeWallet, LLC (“LifeWallet”). LifeWallet is being designed to help first responders and healthcare providers quickly and easily access patient medical histories. LifeWallet is part of MSP Recovery’s Chase to Pay platform, providing real-time analytics at the point of care, helping identify the primary insurer, assisting providers in receiving reasonable and customary rates for accident-related treatment, shortening the Company's collection time frame, and increasing revenue visibility and predictability. The Company absorbed part of the technology behind LifeWallet through an employment agreement with the developer of the technology. As such as of September 30, 2022, the Company's investment related to LifeWallet included in the condensed consolidated balance sheets was limited to activity and expenses incurred during the nine months ended September 30, 2022. Through the date the financial statements were issued, LifeWallet has committed to advertising costs within the next 12 months of approximately $1.7 million.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Committed Equity Facility

On May 17, 2022, the Company entered into a Company Common Stock Purchase Agreement (the “Purchase Agreement”) with an affiliate of Cantor Fitzgerald (“CF”). Pursuant to the Purchase Agreement, after the closing of the Business Combination, the Company will have the right to sell to CF from time to time at its option up to $1 billion in Class A common stock shares, subject to the terms, conditions and limitations set forth in the Purchase Agreement.

Sales of the shares of the Company’s common stock to CF under the Purchase Agreement, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the common stock, as well as determinations by the Company about the use of proceeds of such common stock sales. The net proceeds from any such sales under the Purchase Agreement will depend on the frequency with, and the price at, which the shares of common stock are sold to CF.

Upon the initial satisfaction of the conditions to CF’s obligation to purchase shares of common stock set forth under the Purchase Agreement, including the completion of due diligence activities and registering shares through an S-1 filing, the Company will have the right, but not the obligation, from time to time, at its sole discretion and on the terms and subject to the limitations contained in the Purchase Agreement, until no later than the first day of the month following the 36 month anniversary of the date that the registration statement of the shares is declared effective, to direct CF to purchase up to a specified maximum amount of common stock as set forth in the Purchase Agreement by delivering written notice to CF prior to the commencement of trading on any trading day. The purchase price of the common stock that the Company elects to sell to CF pursuant to the Purchase Agreement will be 98% of the volume-weighted average price of the common stock during the applicable purchase date on which the Company has timely delivered a written notice to CF, directing it to purchase common stock under the Purchase Agreement.

Assignment and Sale of Proceeds Agreement

On June 30, 2022, the Company entered into an Assignment and Sale of Proceeds Agreement (the “Assignment Agreement”) and a Recovery Services Agreement (the “Services Agreement” and collectively, the “Agreements”) with the Prudent Group (“Prudent”) in order to monetize up to $250 million of the value of the Company’s net recovery interest in claim demand letters that the Company has commenced sending to insurers who admitted they had primary payer responsibility for the underlying accidents to the federal government (“MSPR’s Net Recovery Proceeds”).

Pursuant to the Agreements, at the Company’s sole and absolute discretion, the Company has the right to direct Prudent to acquire, on a non-recourse basis, a percentage of MSPR’s Net Recovery Proceeds, up to an aggregate of $250 million, at a purchase price of 90% of MSPR's Net Recovery Proceeds of such claim.

Under the Services Agreement, the Company will service and recover on the demand letters and will retain any revenues generated in excess of the amount received from Prudent, plus up to an 18% annual return on the amount Prudent paid for MSPR’s Net Recovery Proceeds. Prudent may terminate the Services Agreement upon sixty (60) days prior written notice to the Company.

The Company plans to utilize the Assignment Agreement as funding is needed.

Liquidity

As an early-stage growth company, the Company has incurred substantial net losses since inception. Our liquidity will depend on our ability to generate substantial claims recovery income and claims recovery services income in the near future. Our principal liquidity needs have been, and will continue to be, capital expenditures, working capital and claims financing obligation. Our capital expenditures support investments in our underlying infrastructure to enhance our solutions and technology for future growth. We expect our capital expenditures to increase primarily due to investments in our technology stack. Our strategy includes the expansion of our existing solutions and the development of new solutions, which will require cash expenditures over the next several years and the Company anticipates that it will be funded primarily by cash provided by operating activities and financing activities through resources noted below. We also expect our operating expenses to increase as we hire additional employees to support to the claim recovery team. We expect these investments to be a key driver of our long-term growth and competitiveness but to negatively impact our free cash flow.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company anticipates funding to be available from the CF Purchase Agreement, Prudent Assignment Agreement and the ICA, as noted above. Additionally, on June 16, 2022, the Company executed a promissory note with John H. Ruiz and Frank C. Quesada, the Company’s Chief Executive Officer and director and Chief Legal Officer and director, respectively, to provide operating cash to the Company. The aggregate principal amount was $112.8 million and bears interest at an annual rate of 4%, which is payable in kind. The promissory note matures on the four year anniversary of issuance. A portion of the proceeds under the MSP Principal Promissory Note in an amount equal to $36.5 million was advanced to MSP Recovery Law Firm, an affiliate of certain Members (the “Law Firm”) for certain operating expenses as contemplated by the Legal Services Agreement. The MSP Principals Promissory Note contains customary events of default that would allow the MSP Principals to declare the MSP Principals Promissory Note immediately due and payable or the MSP Principals Promissory Note will immediately and automatically become due and payable without notice, presentment, demand, protest or other request of any kind. There were no events of default during the nine months ended September 30, 2022. This amount is reflected in prepaid expenses and other current assets within the condensed consolidated balance sheets and had a balance of $31.9 million as of September 30, 2022. Actual results, including sources and uses of cash, may differ from our current estimates due to the inherent uncertainty involved in making those estimates and any such differences may impact the Company’s ability to continue as a going concern in the future.

Note 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

Basis of presentation

These statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and, in accordance with those rules and regulations do not include all information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the unaudited condensed consolidated interim financial statements (the “Financial Statements”) reflect all adjustments, which consist only of normal recurring adjustments, necessary to state fairly the results of operations, financial condition and cash flows for the interim periods presented herein. Prior to the Business Combination, the unaudited condensed consolidated interim financial statements reflect Legacy MSP.

These Financial Statements should be read in conjunction with the combined and consolidated financial statements and notes thereto included in Legacy MSP’s 2021 and 2020 combined and consolidated financial statements. The year-end consolidated balance sheet data was derived from the audited financial statements but does not include all disclosures required by GAAP. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

All intercompany transactions and balances are eliminated from the condensed consolidated financial statements.

Principles of consolidation

The Company consolidates all entities that it controls through a majority voting interest or otherwise and the accompanying condensed consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries and these entities for which the Company has a controlling interest in. The Company also consolidates all entities that it controls as the primary beneficiary of a variable interest entity (“VIE”). Under the VIE model, management first assesses whether the Company has a variable interest in an entity, which would include an equity interest. If the Company has a variable interest in an entity, management further assesses whether that entity is a VIE, and if so, whether the Company is the primary beneficiary under the VIE model. Generally, entities that are organized similar to a limited partnership, in which a general partner (or managing member) make the most relevant decisions that affect the entity’s economic performance, are considered to be VIEs which would require consolidation, unless the limited partners have substantive kickout or participating rights. Entities that do not qualify as VIEs are assessed for consolidation under the voting interest model.

Under the VIE model, an entity is deemed to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly affect the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Management determines whether the Company is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. This analysis includes an evaluation of the Company’s control rights, as well as the economic interests that the Company holds in the VIE, including indirectly through related parties. As a result of the Business Combination, the Company consolidates MSP Recovery, LLC under the VIE model.

Estimates and Assumptions

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from the Company’s estimates. Estimates are periodically reviewed considering changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Significant estimates and assumptions reflected in these condensed consolidated financial statements include but are not limited to claims recovery income and claims recovery service income recognition, recoverability of long-lived assets and cost of claims recoveries.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and regularly reviewed by the chief operating decision maker (“CODM”). The Company manages its operations as a single segment for the purposes of assessing performance and making decisions. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. In addition, all of the Company's revenues and long-lived assets are attributable primarily to operations in the United States and Puerto Rico for all periods presented.

COVID-19 Impact

The COVID-19 pandemic has resulted, and could continue to result, in significant economic disruption. Federal, state and local governments mobilized to implement containment mechanisms to minimize impacts to their populations and economies. Various containment measures, which include the quarantining of cities, regions and countries, while aiding in the prevention of further outbreak, have resulted in a severe drop in general economic activity. In addition, the global economy has experienced a significant disruption to global supply chains. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. As of September 30, 2022, COVID-19 has not had a significant impact on the Company.

Concentration of credit risk and Off-Balance Sheet Risk

Cash and cash equivalents and affiliate receivable are financial instruments that are potentially subject to concentrations of credit risk. See Note 13, Related Party, for disclosure of affiliate receivables. The Company’s cash and cash equivalents and restricted cash are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash and cash equivalents are held. The Company has no other financial instruments with off-balance-sheet risk of loss.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash consists of cash held in escrow related to the Prepaid Forward Agreement with CF. See Note 16, Derivative Liability, for more information on the Prepaid Forward Agreement.

Fair Value Measurements

The Company applies the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company also applied the provisions of the subtopic to fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The subtopic defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The subtopic also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the Company to categorize certain assets and liabilities into three levels, based upon the assumptions used to price those assets or liabilities. The three levels are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The Company has determined the estimated fair value of its financial instruments based on appropriate valuation methodologies; however, for Level 2 and Level 3 inputs considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair values can be materially affected by using different assumptions or methodologies. The methods and assumptions used in estimating the fair

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

values of financial instruments are based on carrying values and future cash flows. As of September 30, 2022 and December 31, 2021, the Company did not hold any Level 2 or Level 3 assets or liabilities.

Cash and cash equivalents and restricted cash are stated at cost, which approximates their fair value. The carrying amounts reported in the balance sheets for affiliate receivable, accounts payable, affiliate payable and accrued liabilities approximate fair value, due to their short-term maturities.

The Company’s investments in rights to claim recovery cash flows are carried at cost as noted in Note 4, Asset Acquisitions. Outstanding borrowings that qualify as financial instruments are carried at cost, which approximates their fair value as of September 30, 2022 and December 31, 2021.

Equity Method Investments

Equity investments that are not consolidated, but over which the Company exercises significant influence, are accounted for in accordance with ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”). Whether or not the Company exercises significant influence with respect to an investee company depends on an evaluation of several factors including, among others, representation on the investee company’s board of directors and ownership level. An entity is presumptively assumed to have significant influence in a corporation when it holds 20% or more of the voting stock of the investee company, or at a lower level (e.g., 3% to 5%) for entities that track separate members capital accounts.

Under the equity method of accounting, an investee company’s accounts are not reflected within the Company’s condensed consolidated balance sheets and statements of operations; however, the Company’s share of the earnings or losses of the investee company is reflected in the caption “Other income” in the condensed consolidated statements of operations. The Company’s carrying value in equity method investee companies is not reflected in the Company’s condensed consolidated balance sheets as of September 30, 2022 or December 31, 2021 as the carrying value is zero. When the Company’s carrying value in an equity method investee company is reduced to zero, no further losses are recorded in the Company’s condensed consolidated financial statements unless the Company has guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Property, Plant and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Major expenditures for property and equipment and those that substantially increase useful lives are capitalized. When assets are sold or otherwise disposed of, costs and related accumulated depreciation are removed from the financial statements and any resulting gains or losses are included in general and administrative expenses within our condensed consolidated statements of operations.

The Company provides for depreciation and amortization on property and equipment using the straight-line method to allocate the cost of depreciable assets over their estimated lives as follows:

Office and Computer Equipment	3 years
Furniture and Fixtures	3 years
Leasehold Improvements	Lesser of lease term or estimated life

Internal Use Software

Internal-use software development costs incurred in the preliminary project stage are expensed as incurred; costs incurred in the application and development stage, which meet the capitalization criteria, are capitalized and amortized on a straight-line basis over the estimated useful life of the asset and costs incurred in the post-implementation/operations stage are expensed as incurred. Further, internal and external costs incurred in connection with upgrades or enhancements are also evaluated for capitalization. If the software upgrade results in an additional functionality, costs are capitalized; if the upgrade only extends the useful life, it is expensed as occurred.

Intangible assets

In certain of its CCRAs, the Company makes upfront payments to acquire claims recovery rights from secondary payers, such as health plans, managed service organizations, providers or medical services and independent physicians associations. The Company recognizes intangible assets for costs incurred up front to acquire claims recovery rights from various assignors.

The Company amortizes capitalized costs associated with CCRAs over 8 years, based on the typical expected timing to pursue recovery through litigation, including through potential appeals.

Investment in rights to claim recovery cash flows

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As part of the Business Combination, the Company acquired rights to claims recovery cash flows. These assets were determined to be financial instruments under ASC 825. These assets are held at cost. As cash flows are received the Company evaluates, based on the projected cash flows, whether there was an excess of proceeds received (or receivable) over the portion of the financial asset deemed to be recovered. In the case of excess, the Company would recognize the excess as income in the same period and the remainder would reduce the asset value. In addition, the Company evaluates these assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset group are less than the carrying value, a write-down would be recorded to reduce the related asset group to its estimated fair value. There were no impairment indicators in the nine months ended September 30, 2022 and 2021.

Leases

Leases entered into by the Company, in which substantially all the benefits and risk of ownership are transferred to the Company, are recorded as obligations under capital leases. Obligations under capital leases, if any, reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments, net of imputed interest. Assets under capital leases are amortized based on the useful lives of the assets. All other leases are classified as operating leases, and leasing costs, including any rent holidays, leasehold incentives and rent concessions, are recorded on a straight-line basis over the lease term under general and administrative expense in the condensed consolidated statements of operations. See Note 8, Operating Leases, for more information.

Non-controlling Interests

As part of the Business Combination and described in Note 1, Description of Business, the Company became the managing member of MSP Recovery, LLC, which is consolidated as the Company controls the operating decisions of MSP Recovery, LLC. The non-controlling interest relates to the Up-C Units that are convertible into Class A Common Stock of the Company at the discretion of the holder of the Up-C Unit. The Up-C Unit holders retained approximately 99.76% of the economic ownership percentage of the Company as of the Closing Date. The non-controlling interest is classified as permanent equity within the unaudited condensed consolidated balance sheet of the Company. As of September 30, 2022, based on the Class A common stock issuances during the period, the non-controlling interest of Class V shareholders was 97.70%.

Changes in the Company’s ownership interest in MSP Recovery, LLC, due to Class V shareholders converting their shares to Class A, are accounted for as equity transactions. Each issuance of the Company's Class A Common Stock requires a corresponding issuance of MSP Recovery, LLC units to the Company. The issuance would result in a change in ownership and would reduce the balance of non-controlling interest and increase the balance of additional paid-in capital.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, such as property and equipment, including capitalized software costs, and finite-lived intangibles such as claims recovery rights, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset group are less than the carrying value, a write-down would be recorded to reduce the related asset group to its estimated fair value. There were no impairment indicators in the nine months ended September 30, 2022 and 2021.

Claims Recovery

The Company’s primary income-producing activities are associated with the pursuit and recovery of proceeds related to claims recovery rights that the Company obtains through CCRAs, in which it becomes the owner of those rights. As a result, such income is not generated from the transfer of control of goods or services to customers, but from the proceeds realized from perfection of claims recoveries from rights the Company holds outright. The Company also generates revenue by providing claims recovery services to other entities outside of the Company.

Claims recovery income

The Company recognizes claims recovery income based on a gain contingency model – that is, when the amounts are reasonably certain of collection. This typically occurs upon reaching a binding settlement or arbitration with the counterparty or when the legal proceedings, including any appellate process, are resolved.

In some cases, the Company owes an additional payment to the original assignor in connection with the realized value of the recovery right. Claims recovery income is recognized on a gross basis, as the Company is entitled to the full value of proceeds, and makes a payment to the original assignor similar to a royalty arrangement. Such payments to prior owners are recognized as cost of claims recovery in the same period the claims recovery income is recognized.

When the Company becomes entitled to proceeds from the settlement of a claim recovery pursuit or proceeding, it recognizes the amount in accounts receivable.

Claims recovery service income, ASC 606, Revenue from Contracts with Customers

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The guidance under ASC 606, Revenue from Contracts with Customers, provides that an entity should apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation.

The Company derives revenues from contracts with customers primarily from claims recovery services arrangements (“claims recovery services”). Claims recovery services include services to related parties or third parties to assist those entities with pursuit of claims recovery rights. The Company has determined it has a single performance obligation for the series of daily activities that comprise claims recovery services, which are recognized over time using a time-based progress measure and are typically based on (1) budgeted expenses for the current month with an adjustment for the variance between budget and actual expenses from the prior month or (2) on a contingent basis dependent on actual settlements or resolved litigation. Amounts estimated and recognized, but not yet fully settled or resolved as part of litigation are recognized as contract assets. There were no contract assets at September 30, 2022 or December 31, 2021, as amounts associated with unresolved litigation were fully constrained.

Claims recovery services are generally paid in advance on a monthly basis. The Company did not recognize any material revenue for the nine months ended September 30, 2022 and 2021 for performance obligations that were fully satisfied in previous periods.

For the nine months ended September 30, 2022 and 2021, the majority of the Company’s claims recovery service income was related to a servicing agreement with VRM MSP, which was entered into on March 27, 2018. As part of the Business Combination, the Company acquired rights to cash flows in the assets, after certain required returns to VRM MSP, that had been part of the servicing agreement. As part of this acquisition, the Company no longer receives service income from this agreement and instead recognizes revenue and reductions in the asset when cash flows are received as outlined in Note 4, Asset Acquisitions. For the three months ended September 30, 2022, the Company also recognized $5.0 million of servicing income related to a specific contract where the performance obligations were completed during the quarter.

The Company does not have material unfulfilled performance obligation balances for contracts with an original length greater than one year in any years presented. Additionally, the Company does not have material costs related to obtaining a claims recovery service contract with amortization periods greater than one year for any period presented.

The Company applies ASC 606 utilizing the following allowable exemptions or practical expedients:

•
Exemption to not disclose the unfulfilled performance obligation balance for contracts with an original length of one year or less.
•
Practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.
•
Election to present revenue net of sales taxes and other similar taxes, if any.
•
Practical expedient not requiring the entity to adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

Transfers of Claims Cost Recovery Rights to Others

In some cases, the Company has entered into arrangements to transfer CCRAs or rights to proceeds from CCRAs to other parties. The Company evaluates whether such transfers are sales of nonfinancial assets, sales of future revenues treated as debt, in-kind contributions to equity method investees, or other types of arrangements.

When they are treated as sales of nonfinancial assets, the Company recognizes a gain on the sale when control transfers to the counterparty based on the difference between the fair value of consideration (including cash) received and the recognized carrying value of the CCRAs. In some cases, such sales include variable consideration in the form of payments that will be made only upon achievement of certain recoveries, or based on a percentage of actual recoveries. The Company estimates and constrains the amounts that will ultimately be realized based on these variable payment terms and includes those amounts in the determination of gain or loss; the gain or loss is subsequently updated based on changes in those estimates.

In other cases, such transfers are considered to be sales of future revenue that are debt-like in nature. These arrangements are recognized as debt based on the proceeds received, and are imputed an interest rate based on the expected timing and amount of payments to achieve contractual hurdles. These are subject to revisions of estimates of that timing and amount based on the contractual provisions and the Company’s assumptions from changes in facts and circumstances. Such changes are reflected through revision of the imputed interest rate on a cumulative catch up basis.

Cost of Claims Recoveries

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Costs of claims recoveries consist of all directly attributable costs specifically associated with claims processing activities, including contingent payments to assignors (i.e., settlement expenses).

Claims amortization expense

Claims amortization expense includes amortization of CCRAs acquired as part of the business combination, shown as Intangibles, net in the condensed consolidated balance sheets, and CCRA intangible assets for which the Company made upfront payments for claims recovery rights. For further details on CCRAs see Note 7, Intangible Assets, Net.

Income Taxes

Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid. As a result of the Business Combination, the Company became the sole managing member of MSP Recovery, LLC, which is treated as a partnership for U.S. federal, state and local income tax purposes. As a partnership, MSP Recovery, LLC is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by MSP Recovery, LLC is passed through to and included in the taxable income or loss of its partners, including MSP Recovery, Inc. The Company is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to the Company’s allocable share of income of MSP Recovery, LLC.

The Company's deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and the Company's tax basis. The balances are stated at the tax rates in effect when the temporary differences are expected to be recovered or settled. The Company reviewed the anticipated future realization of the tax benefit of the Company's existing deferred tax assets and concluded that it is more likely than not that all of the deferred tax assets will not be realized in the future.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 and it had no material impact on our condensed consolidated financial statements.

ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments in this Update provide optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. This standard is effective for all entities as of March 12, 2020 through December 31, 2022. Early adoption is permitted. The Company adopted this guidance on January 1, 2022 and it had no material impact on our condensed consolidated financial statements.

ASU 2020-06, Debt — Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. On August 5, 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The amendments simplify the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted. The Company adopted this guidance on January 1, 2022 and it had no material impact on our condensed consolidated financial statements.

ASU 2022-03, Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. On June 30, 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendment clarifies that contractual sale restrictions should not be considered when measuring the equity security's fair value and prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance in June 2022, which resulted in the Company recognizing the assets acquired as part of the Business Combination at values that were not discounted for contractual sale restrictions, which had a material impact on the Company's condensed consolidated financial statements in relation to the asset acquisitions as noted in Note 4, Asset Acquisitions.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

New Accounting Pronouncements Issued but Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases, to increase transparency and comparability among organizations by recognizing right of use assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In July 2018, ASU 2018-10, Codification Improvements to ASC 2016-02, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Furthermore, in July 2018, the FASB issued ASU 2018-11, Leases: Targeted Improvements, which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. Furthermore, in March 2020, ASU 2020-03, Codification Improvements to Financial Instruments, Leases, was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Additionally, on June 3, 2020, the FASB deferred by one year the effective date of the new leases standard for private companies, private not-for-profits and public not-for-profits that have not yet issued (or made available for issuance) financial statements reflecting the new standard. Furthermore, in June 2020, ASU 2020-05, Revenue from Contracts with Customers and Leases, was issued to defer effective dates of adoption of the new leasing standard for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. While the Company does not anticipate the implementation would have a material effect on the Company’s condensed consolidated operating results, cash flows, financial condition and related disclosures, the Company is currently evaluating the effect that implementation of this standard will have.

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses. In 2016 and subsequently, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments including subsequent amendments to the initial guidance: ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825. Financial Instruments, ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief, ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses. ASU 326, and ASU 2022-02, Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures and related amendments require credit losses on financial instruments measured at amortized cost basis to be presented at the net amount expected to be collected, replacing the current incurred loss approach with an expected loss methodology that is referred to as CECL. This ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. While the Company does not anticipate the implementation would have a material effect on the Company’s condensed consolidated operating results, cash flows, financial condition and related disclosures, the Company is currently evaluating the effect that implementation of this standard will have.

Note 3. BUSINESS COMBINATION

On May 23, 2022, MSP Recovery, Inc. consummated the previously announced Business Combination pursuant to the MIPA as noted in Note 1.

As a result of the closing of the Business Combination (the “Closing”), the Company is organized in an “Up-C” structure in which all of the business of Legacy MSP and its subsidiaries is held directly or indirectly by the Company, the Company is the managing member, consolidates Legacy MSP and the Company owns all of the voting economic Class A Units and the Members and their designees own all of the non-voting economic Class B Units in accordance with the terms of the first amended and restated limited liability company agreement of the Company. Each Up-C Unit may be exchanged for either, at the Company’s option, (a) cash or (b) one share of Class A common stock, par value $0.0001, of the Company (“Class A Common Stock”), subject to the provisions set forth in the LLC Agreement. The aggregate consideration paid to the Members (or their designees) at the Closing consisted of (i) 3,250,000,000 Units and (ii) rights to receive payments under the Tax Receivable Agreement. Of the 3,250,000,000 Units, 3,154,473,292 Units were issued in connection with the Closing and 95,526,708 Units were designated to the Company and Opco for cancelation (“Canceled Units”). Since the Closing, the Company has issued 50,022,000 Up-C Units to certain designated persons and intends to further issue shares of Class A Common Stock in respect of transaction-related bonuses or certain other designated persons, which together with the 50,022,000 Up-C Units would be equivalent in number to the Canceled Units.

In connection with the Closing, the Company changed its name from “Lionheart Acquisition Corporation II” to “MSP Recovery, Inc.” The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company is treated as the acquirer for financial statement reporting purposes. The reverse recapitalization was treated as the equivalent of Legacy MSP issuing stock for the net assets of LCAP, accompanied by a recapitalization. The net assets of LCAP are stated at historical cost, with no goodwill or other intangible assets recorded.

The Company received net proceeds in the business combination transaction of approximately $23.4 million, which includes the restricted cash received as part of FEF shares as defined in Note 16, Derivative Liability. The Company incurred direct and incremental costs of approximately $80.6 million related to the Business Combination, which consisted primarily of investment banking, legal, accounting and other professional fees. These transaction-related costs were recorded as a reduction of additional paid-in capital in the condensed consolidated balance sheets.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Warrants

As part of the business combination transaction, the Company assumed the liability related to the LCAP public warrants ("Public Warrants") of $12.5 million. Pursuant to the terms of the Existing Warrant Agreement, and after giving effect to the issuance of the New Warrants, as defined below, the exercise price of the Public Warrants decreased to $0.0001 per share of Class A Common Stock. During the period from the Closing Date to September 30, 2022, approximately 7.9 million warrants of the original 11.8 million warrants had been exercised and the fair value of the remaining warrants decreased resulting in other income of $3.7 million for the three months ended September 30, 2022. For the nine months ended September 30, 2022, the fair value of the warrants increased resulting in other expense of $1.6 million. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.0001 per share, which have become exercisable as of 10 days after closing of the Business Combination, on a cashless basis.

Additionally, in connection with the Business Combination, the Company declared the New Warrant Dividend comprising approximately 1,028 million New Warrants payable to the holders of record of the Class A Common Stock as of the close of business on the Closing Date, after giving effect to the waiver of the right, title and interest in, to or under, participation in any such dividend by the Members, on behalf of themselves and any of their designees. The New Warrants will be exercisable 30 days following the Closing Date until their expiration date, which will be the fifth anniversary of the Closing Date or earlier redemption. The record date for the determination of the holders of record of the outstanding shares of Class A Common Stock entitled to receive the New Warrant Dividend was the close of business on the Closing Date. Pursuant to the terms of the LLC Agreement, at least twice a month, to the extent any New Warrants have been exercised in accordance with their terms, the Company is required to purchase from the MSP Principals, proportionately, the number of Up-C Units or shares of Class A Common Stock owned by such MSP Principal equal to the Aggregate Exercise Price divided by the Warrant Exercise Price in exchange for the Aggregate Exercise Price. The Company determined that the New Warrants instruments meet the equity scope exception in ASC 815 to be classified in stockholders’ equity, and as the repurchase right noted above has a mirrored value designed to offset the New Warrants, if exercised would be an equity only transaction. The New Warrants are each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share and will be subject to certain anti-dilution adjustments and become exercisable 30 days following the Closing, expiring five years from the date of Closing.

Public Warrants and New Warrants are currently listed on Nasdaq under the symbols “MSPRZ” and “MSPRW”, respectively.

Tax Receivable Agreement

In connection with the Business Combination, the Company also entered into a Tax Receivable Agreement (the “TRA”). Pursuant to the TRA, the Company is required to pay the sellers 85% of the amount of tax benefits that the Company actually realizes as a result of (i) the Company’s direct and indirect allocable share of existing tax basis acquired in the Business Combination, (ii) increases in the Company’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the Company as a result of the Business Combination and as a result of sales or exchanges of Up-C Units for cash or shares of Class A Common Stock, and (iii) certain other tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. During the nine months ended September 30, 2022, 5,753,080 of Class V units were exchanged for Class A common stock of the Company. The Company receives an increase in its share of the tax basis in the net assets of MSP Recovery, LLC due to the interests being redeemed. The Company has assessed the realizability of the net deferred tax assets and in that analysis has considered the relevant positive and negative evidence available to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The Company has recorded a full valuation allowance against the deferred tax assets as of September 30, 2022, which will be maintained until there is sufficient evidence to support the reversal of all or some portion of these allowances. As the tax benefits associated with the TRA have not be recognized, based on estimates of future taxable income, the Company has concluded it is not probable to recognize any tax receivable agreement liability. If the valuation allowance recorded against the deferred tax assets is released in a future period, the Tax Receivable Agreement liability may be considered probable at that time and recorded within earnings.

Non-Controlling interest

As a result of the Business Combination, the Company reflects non-controlling interests as a result of the Up-C structure. The Company holds all of the voting Class A Units of Opco, whereas the Members (or their designees) hold all of the non-voting economic Class B Units of Opco (these Class B Units represent the non-controlling interest in the Company). The ownership percentage of Class V Common Stock held in the Post-Combination Company by the Members (or their designees) will be equivalent to the number of Class B Units held in the Company, and as such, reflects the non-controlling interest in the Company, which is equivalent to the Class V Common Stock ownership percentage. See Note 11, Noncontrolling Interest, for more information on ownership interests in the Company.

Nomura Promissory Note

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

On May 27, 2022, the Company issued an unsecured promissory note to Nomura in a principal amount of approximately $24.5 million related to advisory fees and deferred underwriting fees and expenses that became due and payable by the Company to Nomura, in connection with the consummation of the Business Combination. The maturity date of the promissory note is May 29, 2023. On the maturity date, the Company is required to pay Nomura an amount in cash equal to the outstanding principal amount, plus accrued and unpaid interest, plus any other obligations then due or payable under the promissory note. Upon two days prior written notice to Nomura, the Company may prepay all or any portion of the then outstanding principal amount under the promissory note together with all accrued and unpaid interest thereon.

Note 4. ASSET ACQUISITIONS

On May 23, 2022 as part of the closing of the Business Combination, the Company acquired assets through the issuance of Up-C units. In exchange for approximately 196.6 million Up-C units, the Company acquired CCRAs previously held by Series MRCS LLC, a series of MDA, Series LLC ("Series MRCS"), an affiliate of MSP. The CCRAs are included as Intangible Assets, net in the condensed consolidated balance sheet. The CCRAs are held at cost, which was determined using the Closing Date market price of the Company's Class A shares discounted by 4.5% for lack of marketability due to timing before shares are sellable. The CCRAs are treated as finite life intangible assets similar to other CCRAs that the Company has acquired and have a useful life of 8 years. For further details on this CCRA acquisition, see Note 7, Intangible Assets, Net.

Investment in rights to claim recovery cash flows

On May 23, 2022 as part of the closing of the Business Combination, the Company acquired assets through the issuance of Up-C units. In exchange for approximately 356.8 million Up-C units, the Company acquired the rights to receive the distributable net proceeds of a portfolio of claims owned by VRM MSP, a Delaware limited liability company and joint investment vehicle of Virage Recovery Master LP ("VRM") and Series MRCS (the “Proceeds”). Under this asset acquisition structure, the Company determined that the arrangements to acquire the rights to proceeds from certain claims recovery rights would be treated as an investment in a financial asset under ASC 825. These rights to cash flows differ from the CCRAs included in Intangibles Assets, net in the condensed consolidated balance sheet as the Company does not hold the rights to the CCRAs, but rather holds the rights to cash flows. The Company has not elected the fair value option and therefore will hold the investment at cost, which was determined using the Closing Date market price of the shares discounted by 4.5% for lack of marketability due to timing before shares are sellable. As cash flows are received, subject to the VRM Full Return, the Company will reduce its investment for realized (or receivable) distributions of net proceeds from this financial instrument in proportion to the amounts received or receivable to management’s estimate of expected net proceeds from the underlying investments, and subject to potential impairment if indicators are present; the excess of proceeds received (or receivable) over the portion of the financial asset deemed to be recovered will be recognized as income in the same period.

At Closing, an additional 65 million Up-C units (the "Reserved Shares") were reserved in escrow for the payment to VRM for the VRM Full Return on or prior to the one-year anniversary of Closing in accordance with a guaranty agreement. Pursuant to which, among other things, if the VRM Full Return (defined below) has not been paid by distribution of recovery proceeds prior to such time, then the Members, along with the Company, will guarantee the payment to VRM of any amount of the VRM Full Return, that remains unpaid at such time, on or prior to the one-year anniversary of the Closing by any of the following means (or any combination thereof): (a) sale of the Reserved Shares, and delivery of the resulting net cash proceeds thereof to VRM, or (b) sale of additional shares of Company Class A Common Stock and delivery of the net cash proceeds thereof to VRM. The “VRM Full Return” means an amount of recovery proceeds distributed (i) first, until VRM received, in the aggregate, a 20% annual compounded return on its contributions to VRM MSP, (ii) second, until VRM received an aggregate amount equal to its contributions to VRM MSP (the aggregate amount of clauses (i) and (ii), collectively, the “VRM Full Return”). The value of the VRM Full Return was $752.5 million as of September 30, 2022. Upon payment of the VRM Full Return, VRM and Series MRCS would assign and transfer to the Company their respective rights to receive all Proceeds. As the Members have guaranteed payment through the Reserved Shares or through conversion and subsequent sale of their Up-C Units, an indemnification asset is included in the condensed consolidated balance sheet for the full value of the VRM Full Return. In addition, as the Company is the primary obligor, the value of the VRM Full Return is included as a guaranty obligation in the condensed consolidated balance sheet.

Note 5. INVESTMENT IN EQUITY METHOD INVESTEES

The Company holds three investments which are accounted for using the equity method: MAO-MSO Recovery II LLC Series PMPI (“Series PMPI”), MAO-MSO Recovery LLC and MAO-MSO Recovery II LLC (both collectively the “MAO-MSO entities”).

Series PMPI is a series of MAO-MSO Recovery II LLC. The Company exercises significant influence over the operating and financial activities of Series PMPI, but does not exercise control of the entity. In accordance with Series PMPI’s operating agreement, the controlling member is entitled to a preferred return of 20% per annum (the “Preferred Return”). Once the Preferred Return has been met, the controlling member is entitled to 50% of claims recoveries by PMPI. The noncontrolling member is allocated 100% of the costs of PMPI. Since the Preferred Return exceeds the total members’ equity of PMPI as of both September 30, 2022 and December 31, 2021, the value of the equity method investment in the condensed consolidated balance sheet is $0.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The MAO-MSO entities are Delaware limited liability companies formed as master series entities whose central operations are to form other series legal entities that will hold and pursue claims recovery rights. The MAO-MSO entities are not designed to hold or pursue claims recoveries themselves. The Company holds a 50% economic interest in both entities, and has significant influence through its equity investment, but does not control either entity. As equity method investments, the Company recognizes its proportionate share of net earnings or losses as equity earnings in Other income. The activity of these entities has been insignificant for the nine months ended September 30, 2022 and 2021. Since the Company did not make a contribution to the MAO-MSO entities and the entities have recorded losses, the value of the equity method investment in the condensed consolidated balance sheets is $0 as of both September 30, 2022 and December 31, 2021.

Summary financial information for equity accounted investees, not adjusted for the percentage ownership of the Company is as follows:

	For the three months ended,		For the nine months ended,
Series PMPI (in thousands)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue	$16	-	16	1
Amortization	500	500	1,500	1,500
Other expenses	8	-	8	-
Profit (Loss)	$(492)	(500)	(1,492)	(1,499)

Series PMPI (in thousands)	September 30, 2022	December 31, 2021
Total Assets	$3,841	5,390
Total Liabilities	$274	266

Note 6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	September 30,	December 31,
(In thousands)	2022	2021
Office and computer equipment	$416	$356
Leasehold improvements	113	113
Internally developed software	2,944	1,020
Other software	67	66
Property, plant and equipment, gross	$3,540	$1,555
Less: accumulated depreciation and amortization of software	(1,060)	(805)
Property, plant and equipment, net	$2,480	$750

For the three and nine months ended September 30, 2022 and 2021, depreciation expense and amortization expense was $103 thousand and $254 thousand, respectively, and $89 thousand and $256 thousand, respectively.

Note 7. INTANGIBLE ASSETS, NET

During the nine months ended September 30, 2022, the Company acquired CCRAs held by Series MRCS. The assets were acquired through the issuance of equity as part of the Business Combination. The assets are held at cost and treated as a finite intangible asset with a useful life of 8 years, similar to Intangible assets, net.

Intangible assets, net consists of the following:

(in thousands)	September 30, 2022	December 31, 2021
Intangible assets, gross	$2,171,174	$84,955
Accumulated amortization	(93,603)	(737)
Net	$2,077,571	$84,218

During the three months ended September 30, 2022, the Company purchased $48.2 million of CCRAs included in Intangible Assets, net, all payable in cash or through Class A common stock issuance. The payment is due March 31, 2023 and is recorded within Other Current Liabilities in the condensed consolidated balance sheet as of September 30, 2022. During the nine months ended September 30, 2022, in addition to the CCRAs acquired as part of the Business Combination and the acquired CCRAs noted for the three months ended September 30, 2022, the Company also purchased $12.7 million of CCRAs included in Intangible assets, net, of which $2.7 million was paid in cash and $10.0 million was paid through Class A Common Stock issuance. For the CCRAs acquired through equity issuance, the Company is required to provide additional shares or cash if the value of the shares provided is not equal to $10.0 million or greater within 1 year of issuance. As such, the Company recorded a liability of $8.7 million within Other current liabilities in the condensed consolidate balance sheet for the difference between $10.0 million and the fair value of the shares as of September 30, 2022.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

For the three and nine months ended September 30, 2022 and 2021, claims amortization expense was $66.0 million and $92.5 million, respectively, and $47 thousand and $114 thousand, respectively.

Future amortization for CCRAs is expected to be as follows:

(in thousands)	CCRAs Amortization
2022 (remaining)	$67,849
2023	271,397
2024	271,324
2025	271,272
2026	271,272
Thereafter	924,457
Total	$2,077,571

Note 8. OPERATING LEASES

The Company leases office space under a non-cancellable operating lease expiring November 2023. In addition, the Company rents an office space from the Law Firm, which is on a month-to-month basis and therefore is not included in the future minimum lease payments below. Rent expense for the three and nine months ended September 30, 2022 and 2021 was $194 thousand and $579 thousand, respectively, and $178 thousand and $582 thousand, respectively.

The future minimum lease payments under non-cancelable operating leases as of September 30, 2022 for the next five years and thereafter are as follows:

(In thousands)	Lease Payments
Year Ending December 31,
2022 (remaining)	$58
2023 (1)	217
Total	$275

(1) Operating lease expires before or during the year ending December 31, 2023

Note 9. VARIABLE INTEREST ENTITIES

The Company evaluates its ownership, contractual, and other interests in entities to determine if they are VIEs, if the Company has a variable interest in those entities, and the nature and extent of those interests. These evaluations are highly complex and involve management judgment and the use of estimates and assumptions based on available historical information, among other factors. Based on its evaluations, if the Company determines it is the primary beneficiary of such VIEs, it consolidates such entities into its financial statements. VIEs information below is presented on aggregate basis based on similar risk and reward characteristics and MSP’s involvement with the VIEs.

Investments in unconsolidated Variable Interest Entities

The Company is involved with VIEs in which it has investments in equity but does not consolidate because it does not have the power to direct the activities that most significantly impact their economic performance and thus is not considered the primary beneficiary of the entities. Those VIEs are reflected as equity method investments.

Total assets and liabilities for these VIEs were $3.8 million and $0.3 million, respectively, at September 30, 2022 and $5.4 million and $0.3 million, respectively, at December 31, 2021.

Generally, MSP's exposure is limited to its investment in those VIEs (see Note 5, Investment in Equity Method Investees). For MAO-MSO Recovery II, LLC and Series PMPI, MSP may be exposed to providing additional recovery services at its own cost if recovery proceeds allocated to it are insufficient to recover the costs of those services. MSP does not have any other exposures or any obligation to provide additional funding.

Note 10. CLAIMS FINANCING OBLIGATIONS AND NOTES PAYABLE

During the three months ended September 30, 2022, the Company finalized an Amendment to Claim Proceeds Investment Agreement and a Warrant Agreement with Brickell Key Investments LP (the "Holder"), pursuant to which the parties have agreed to amend the original Claims Proceeds Investment Agreement ("CPIA") and required payment terms. The Amendment and Warrant Agreement were executed effective September 30, 2022. Pursuant to the agreements, the Company grants to the Holder the right to purchase Class A common shares in the Company (the "Class A Shares") in accordance with the terms and conditions of the Agreement. The maximum amount of Class A Shares that the Holder may purchase from the Company is 66,666,666 (the “Amount”) for a purchase price equal to $6,666.67 ($0.0001 per Class A Share), and is payable in cash. This Warrant (the “Warrant”) will expire at 5:00 p.m. (Eastern Time), on September 30, 2027 and may be exercised in whole or in part by Holder at any time prior to such date. The Holder can only sell a maximum of 15% per month of the Class A Shares obtained through the Warrant. In exchange for the Company issuing

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

the Warrant, the amounts owed to the Holder pursuant to CPIA are amended to equal $80 million. The Holder has the right to receive the $80 million owed through proceeds as outlined in the CPIA, cash paid by the Company or monetization of the Warrant (through the sale of the Warrant or sale of the underlying Class A Shares). If the Holder monetizes the Warrant, the amount owed will be reduced at a measure of $1.20 per Class A Share. In connection with the Amendment and Warrant Agreement, the Holder also executed a Stock Pledge Agreement (the "Pledge Agreement") with MSP Founders, John H. Ruiz and Frank Quesada (the "Founders"). As part of the agreement, the Founders agreed to pledge 50 million shares to secure payment of the original principal amount of the CPIA. If the Holder were to receive amounts in excess of $80 million, the Founders would receive interest of 10% on the original principal amount of the CPIA. In addition, the Pledge Agreement provides the right to repurchase the Warrant from the Holder on or before June 30, 2023. The Founders entered into an agreement with the Company where this repurchase right has been assigned to the Company (the "Side Agreement"). The Pledge Agreement and Side Agreement were executed effective September 30, 2022. As the Company has, at its option, the ability to pay its obligation through cash proceeds or through monetization of the Warrants, the amount owed as of September 30, 2022 was included as Claims financing obligation and notes payable on the condensed consolidated balance sheet. Also the liability related to the remaining amounts due was recorded as $80 million as of September 30, 2022 as the Company, at its option, has the ability to repurchase the Warrants for $80 million on or before June 30, 2023. The resulting gain on debt extinguishment from the amendment was $63.4 million and was recorded in Other (expense) income, net within the condensed consolidated statement of operations for the three and nine months ended September 30, 2022.

Based on claims financing obligations and notes payable agreements, as of September 30, 2022 and December 31, 2021, the present value of amounts owed under these obligations were $172.3 million and $201.4 million, respectively, including unpaid interest to date of $1.5 million and $94.5 million, respectively. The weighted average interest rate is 5.8% based on the current book value of $172.3 million with rates that range from 2% to 11%. The Company is expected to repay these obligations from cash flows from claim recovery income or potentially for the renegotiated debt through class A common stock issuances.

As of September 30, 2022, the minimum required payments on these agreements are $330.5 million. Certain of these agreements have priority of payment regarding any proceeds until full payment of the balance due is satisfied. The maturity of the commitments range from the date sufficient claims recoveries are received to cover the required return or in some cases by 2031.

Also, during 2020, the Company obtained funds under the Paycheck Protection Program (the “PPP Loan”) in the amount of $1,086 thousand. Since the amount must be repaid unless forgiven in accordance with the Paycheck Protection Program, the Company accounted for the funds as debt under ASC 470. As of December 31, 2021, the total amount of the PPP Loans have been forgiven.

Note 11. NONCONTROLLING INTEREST

The non-controlling interest balance primarily represents the Up-C Units of the Company held by the Members. The following table summarizes the ownership of Units in the Company as of September 30, 2022:

	Common Units	Ownership Percentage
Ownership of Class A Common Units	72,909,609	2.3%
Ownership of Class V Common Units	3,148,720,212	97.7%
Balance at end of period	3,221,629,821	100.0%

The non-controlling interest holders have the right to exchange Up-C Units, at the Company's option, for (i) cash or (ii) one share of Class A Common Stock, subject to the provisions set forth in the LLC Agreement. As such, future exchanges of Up-C Units by non-controlling interest holders will result in a change in ownership and reduce or increase the amount recorded as non-controlling interest and increase or decrease additional paid-in-capital or retained earnings when the Company has positive or negative net assets, respectively. As of September 30, 2022, 5.8 million Up-C Units have exchanged into Class A shares.

In addition to the non-controlling interest related to Up-C Units, the Company also has non-controlling interests related to MAO-MSO Recovery LLC Series FHCP (“FHCP”), which is a non-wholly owned subsidiary of MSP Recovery, LLC. In accordance with FHCP’s operating agreement, the noncontrolling member is entitled to a preferred return of 20% per annum (the “Preferred Return”). Once the Preferred Return has been met, the noncontrolling member is entitled to 80% of claims recoveries by FHCP. The controlling member is allocated 100% of the costs of FHCP. Since the Preferred Return exceeds the total members’ equity of FHCP as of September 30, 2022 and December 31, 2021, the non-controlling interest also includes $4.3 million representing the entire members’ equity of FHCP.

Note 12. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain legal proceedings, claims, investigations, and administrative proceedings in the ordinary course of its business. The Company records a provision for a liability when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. These provisions, if any, are reviewed and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Depending on the nature and timing of any such proceedings that may arise, an unfavorable resolution of a matter could materially affect the

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Company’s future consolidated results of operations, cash flows or financial position in a particular period. As of September 30, 2022, there was no material pending or threatened litigation against us.

The Company pursues claims recoveries through settlement, arbitration and legal proceedings. The accounting policy for these activities is discussed under Claims recovery income in Note 2, Basis of presentation and summary of significant accounting policies.

Approximately 88% of the Company's expected recoveries arise from claims being brought under the Medicare Secondary Payer Act. This law allows the Company to pursue recoveries against primary payers for reimbursement of medical expenses that the Company's assignors paid for when primary payers (i.e. liability insurers) were responsible for payment. The Repair Abuses of MSP Payments Act ("RAMP Act") introduced to the U.S. House of Representatives in June 2022 seeks to repeal the private cause of action under the Medicare Secondary Payer Act – a fundamental component of how the Company is able to calculate damages. The Medicare Secondary Payer Act’s private cause of action incentivizes private parties, such as MSP Recovery, to pursue reimbursement of conditional payments by rewarding them with double damages. The repeal of the private cause of action would remove the possibility of recovering double damages. If the Medicare Secondary Payer Act is substantially changed or repealed, or if the RAMP Act were enacted to apply retroactively, it could significantly reduce the Company's potential recoveries and have a material adverse effect on its business, financial condition and results of operations.

Note 13. RELATED PARTY

Loan from related parties

During the nine months ended September 30, 2022, the Company issued an unsecured promissory note in an aggregate principal amount of $112.8 million (the “Promissory Note”) to John H. Ruiz and Frank C. Quesada, the Company’s Chief Executive Officer and director and Chief Legal Officer and director, respectively (collectively, the “MSP Principals”), to provide operating cash to the Company. The Promissory Note bears interest at an annual rate of 4%, payable in kind, and will mature on the four year anniversary of the issuance. The Promissory Note is payable by the Company at any time, without prepayment penalties, fees, or other expenses. During the three and nine months ended September 30, 2022, the Company recorded $1.3 million and $1.5 million, respectively, on interest expense related to the Promissory Note.

A portion of the proceeds under the Promissory Note in an amount equal to $36.5 million was advanced to the Law Firm, an affiliate of certain Members, for certain operating expenses as contemplated by the Legal Services Agreement. This amount is reflected in prepaid expenses and other current assets within the condensed consolidated balance sheets and had a balance of $31.9 million as of September 30, 2022. The payments of Law Firm expenses is reflected in Professional fees - legal within the condensed consolidated statement of operations.

Legal Services – MSP Recovery Law Firm

Certain Company entities have previously entered into legal services agreements (the “Existing LSAs”) with the Law Firm, an affiliate of certain Members, for the recovery of claims. Pursuant to the terms of the Existing LSAs, the Law Firm provides the Company with investigation, case management, research and legal services in the pursuit of recovery of claims in exchange for a portion of the recovered proceeds relating to such claims. The Existing LSAs also provide that the Law Firm serves as exclusive lead counsel for any litigation relating to such claims. As of September 30, 2022 there was no amount due, and December 31, 2021, $5.5 million, respectively, was due to the Law Firm and included in the condensed consolidated balance sheets in Affiliate Payable. For the three and nine months ended September 30, 2022, $4.6 million and $24.7 million, respectively was included in Professional fees - legal for expenses related to the Law Firm in the condensed consolidated statements of operations. The amounts were largely due to share base compensation as noted below and the payment of Law Firm expenses per the related party loan as noted above. For the three and nine months ended September 30, 2021, the amounts were de minimus. For the three and nine months ended September 30, 2022, $0 thousand and $271 thousand, respectively, were included in cost of claims recoveries for expenses related to the Law Firm in the condensed consolidated statements of operations. For the three and nine months ended September 30, 2021, no amounts were included cost of claims recoveries for expenses related to the Law Firm in the condensed consolidated statements of operations.

The Law Firm may also collect and/or hold cash on behalf of the Company in the ordinary course of business. As of September 30, 2022 and December 31, 2021, $1.5 million and $3.4 million, respectively, was due from the Law Firm and included in the condensed consolidated balance sheets in Affiliate Receivable. In addition, the Company rents office space from the Law Firm as discussed in Note 8, Operating Lease.

For the nine months ended September 30, 2022, the Company issued 8,022,000 Class A common stock shares to the Law Firm employees, which was deemed to be share based compensation. As such $20.1 million of expense was included within Professional fees - legal for expenses related to the Law Firm in the condensed consolidated statements of operations for the nine months ended September 30, 2022.

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

MSP Recovery Aviation, LLC

The Company may make payments related to operational expenses on behalf of its affiliate, MSP Recovery Aviation, LLC (“MSP Aviation”). MSP Aviation was created to provide aircraft rental to third party customers and the Company. The Company has made payments in the periods of the financial statements only related to specifically billed flights and these rates are at or below the market rate for such services. As of September 30, 2022 and December 31, 2021, $153 thousand and $153 thousand, respectively was due from MSP Aviation and included in the condensed consolidated balance sheets in Affiliate Receivable. For the three and nine months ended September 30, 2022, $150 thousand and $400 thousand, respectively was included in General and Administrative expenses related to MSP Aviation in the condensed consolidated statements of operations. For the three and nine months ended September 30, 2021, the amounts were de minimus.

Funds held for other entities

The Company may collect and/or hold cash on behalf of its affiliates in the ordinary course of business. As of September 30, 2022 and December 31, 2021, $19.8 million and $39.7 million was due to affiliates of the Company and included in the condensed consolidated balance sheets in Affiliate Payable. These amounts were primarily due to Series MRCS, and will be repaid either through excess cash flows from operations or other financing. During the year ended December 31, 2021, the Company also entered into a note payable with Series MRCS as outlined in Note 7, Intangible Assets, Net. As of September 30, 2022 and December 31, 2021, the balance of the note payable was $0.5 million and included in the condensed consolidated balance sheets in Claims financing obligation and notes payable.

As of December 31, 2021, $0.4 million was due to MSP National, LLC from Series MRCS and as of September 30, 2022 and December 31, 2021, there were additional receivables from other affiliates of $146 thousand and $92 thousand, respectively. These were included in the condensed consolidated balance sheets in Affiliate Receivable.

VRM

Historically, MSP Recovery, LLC has received claims recovery service income for services provided to VRM MSP. The Company concluded that VRM MSP is a related party due to ownership interests in the entity held by Series MRCS LLC. During the nine months ended September 30, 2022 and 2021, $0 million and $10.6 million, respectively, and $1.7 million and $7.0 million, respectively, of claims recovery service income was received from VRM MSP as part of the servicing agreement and was included in the condensed consolidated statements of operations.

Note 14. INVESTMENTS IN EQUITY SECURITIES AND OBLIGATIONS TO DELIVER SECURITIES

The Company had an outstanding obligation to provide equity securities (a “short position”) as of December 31, 2020. The short position was classified as a liability, marked-to-market and was evaluated at Level 1 for fair value. During the nine months ended September 30, 2021, the Company covered its short position by acquiring 100,000 equity shares of a publicly traded U.S. company for $1.8 million, recognizing a realized loss of $193 thousand in Other income, net in the condensed consolidated statements of operations. As of September 30, 2022 and December 31, 2021, the Company had no investments in equity securities.

Note 15. NET LOSS PER COMMON SHARE

Basic earnings per share of Class A common stock is computed by dividing net income attributable to common shareholders by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to common shareholders adjusted for the assumed exchange of all potentially dilutive securities, by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive elements. Diluted loss per share for all period presented is the same as basic loss per share as the inclusion of the potentially issuable shares would be anti-dilutive.

Prior to the Business Combination, the equity structure of MSP Recovery, LLC included units which shared in the profits and losses of MSP Recovery, LLC. In reviewing the calculation of earnings per unit for periods prior to the Business Combination, the Company concluded that it resulted in values that would not be meaningful to the users of the unaudited condensed consolidated financial statements. As such, earnings per share information for the three and nine months ended September 30, 2021 has not been presented. The basic and diluted earnings per share for the three and nine months ended September 30, 2022 represent income (loss) from only the period from the Closing Date to September 30, 2022 for the Company.

The following table sets forth the computation of basic and diluted earnings per share of Class A common stock:

MSP RECOVERY, INC. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(In thousands except shares and per share amounts)	Three months ended September 30, 2022	Nine months ended September 30, 2022
Numerator - basic and diluted:
Net loss	$(27,060)	$(118,075)
Less: Net loss attributable to MSP Recovery, LLC pre Business Combination	-	28,639
Less: Net loss attributable to the noncontrolling interest post Business Combination	$26,597	$87,685
Net loss attributable to common shareholders	$(463)	$(1,751)
Denominator - basic and diluted:
Weighed-average shares of Class A common stock outstanding	69,036,899	53,138,474

Earnings per share of Class A common stock - basic and diluted	$(0.01)	$(0.03)

Shares of the Company’s Class V common stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class V common stock under the two-class method has not been presented.

In the calculation for earnings per share for the three and nine months ended September 30, 2022, the Company excluded from the calculation of diluted earnings per share 3,148,720,212 shares of Class V common stock, 3,916,725 Public Warrants outstanding, and 1,028,046,326 shares of New Warrants outstanding because their effect would have been anti-dilutive.

Note 16. DERIVATIVE LIABILITY

The Company and CF entered into an agreement for an OTC Equity Prepaid Forward Transaction (the “Transaction”). Pursuant to the terms of the Transaction, CF agreed to (a) transfer to the Company for cancellation any warrants to purchase shares received as a result of being the stockholder of record of a share as of the close of business on the closing date of the Business Combination, pursuant to the previously announced and declared LCAP dividend and (b) waive any redemption right that would require the redemption of the Subject Shares (as defined below) in exchange for a pro rata amount of the funds held in LCAP’s trust account.

At closing of the Business Combination, the Company transferred from the trust account to an escrow account an amount equal to (a) the aggregate number of such Subject Shares (approximately 1.1 million shares), multiplied by (b) the per share redemption price for shares out of the trust account, as a prepayment to CF of the amount to be paid to CF in settlement of the Transaction for the number of shares owned by CF at the closing of the Business Combination (the “FEF Shares”).CF may sell the Subject Shares at its sole discretion in one or more transactions, publicly or privately. Any such sale shall constitute an optional early termination of the Transaction upon which (a) CF will receive from the escrow account an amount equal to the positive excess, if any, of (x) the product of the redemption price and the aggregate number of shares over (y) an amount equal to the proceeds received by CF in connection with sales of the shares, and (b) the Company will receive from the escrow account the amount set forth in (y) above.

The Company concluded that the instrument includes an embedded derivative for the change in value of the Company's Class A common stock and as such, at the end of each period the Company will mark to market the shares through booking a derivative liability/asset. The calculation of the derivative liability/asset would be the difference between the restricted cash and current fair value of the outstanding FEF shares (number of FEF shares multiplied by market price of the Company's Class A common stock as of period end). As of September 30, 2022, CF had not sold any FEF shares. The aggregate purchase price of $11.4 million is reflected in restricted cash with the fair value of the shares of $1.4 million included as Class A common stock subject to possible redemption within temporary equity and the derivative liability of $10.0 million reflected in current liabilities in the condensed consolidated balance sheets.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

MSP RECOVERY INC.’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that MSP’s management believes is relevant to an assessment and understanding of MSP’s consolidated results of operations and financial condition. The discussion should be read together with “Selected Historical Combined and Consolidated Financial and Operating Data of MSP” and the historical audited annual combined and consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included in the S-1 Registration Statement filed on July 7, 2022 with the Securities and Exchange Commission (the “SEC”), and our condensed consolidated financial statements and the related notes and other information included elsewhere in this Quarterly Report on Form 10-Q (the “Form 10-Q”). Unless the context otherwise requires, all references in this subsection to “We”, “the Company” or “MSP” refers to the business of the MSP Companies prior to the consummation of the Business Combination, which will be the business of the Post-Combination Company and its subsidiaries following the consummation of the Business Combination. This discussion may contain forward-looking statements based upon MSP’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Cautionary Note Regarding Forward-Looking Statements

This Form 10-Q contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as "anticipate," "believe," "expect," "intend," "plan" and "will" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts, including for example guidance for 2022 portfolio recovery and revenue. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance or results and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by MSP Recovery herein speaks only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for MSP to predict or identify all such events or how they may affect it. MSP has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; the inherent uncertainty surrounding settlement negotiations and/or litigation, including with respect to both the amount and timing of any such results; the validity of the assignments of claims to MSP; the ability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; MSP’s ability to innovate and develop new solutions, and whether those solutions will be adopted by MSP’s existing and potential assignors; negative publicity concerning healthcare data analytics and payment accuracy; and those other factors included in MSP’s Quarterly Reports on Form 10-Q and other reports filed by it with the SEC. These statements constitute the Company's cautionary statements under the Private Securities Litigation Reform Act of 1995.

Our Business

We are a leading healthcare recoveries and data analytics company. We focus on the Medicare, Medicaid and commercial insurance spaces. We are disrupting the antiquated healthcare reimbursement system, using data and analytics to identify and recover improper payments made by Medicare, Medicaid, and Commercial Health Insurers.

Medicare and Medicaid are payers of last resort. Too often, they end up being the first and only payers, because the responsible payer is not identified or billed. Because Medicare and Medicaid pay a far lower rate than what other insurers are often billed, this costs the healthcare system (and the supporting taxpayers) tens of billions of dollars a year in improper billing and lost recoveries. By discovering, quantifying and settling the billed-to-paid gap on a large scale basis, MSP is positioned to generate meaningful annual recovery revenue at high profit margins.

Our access to large volumes of data, sophisticated data analytics and a leading technology platform provide a unique opportunity to discover and recover claims. We have developed over 1,400 proprietary algorithms which help identify billions in waste, fraud and abuse in the Medicare, Medicaid, and Commercial Health Insurance segments. Our deep team of data scientists and medical professionals analyze historical medical claims data to identify recoverable opportunities. Once these potential recoveries are reviewed by our team, they are aggregated and pursued. Through federal statutory law and a series of legal cases and precedents, we believe we have an established basis for future recoveries.

We differ from some of our competitors because we receive our recovery rights through irrevocable assignments of claims. When we are assigned these rights, we take on a risk that our competitors do not. Rather than provide services under a third-party vendor services contract, we receive the rights to certain recovery proceeds from our Assignors’ claims (and, in many cases, actually take assignment of the claims themselves, which allow us to step into the Assignors' shoes). In the instances where we take claims by assignment, we have total control over the direction of the litigation. We would be the plaintiff in any action filed and would have total control over the direction of the lawsuit. By receiving claims through assignment, we can pursue additional recoveries under numerous legal theories that our competitors cannot. In the cases where we take claims by assignment, we typically agree that 50% of the recoveries generated by those claims is paid to the applicable Assignor. In the cases where we do not take claims by assignment, we typically would still be entitled to receive 50% of the recoveries generated by those claims, subject to certain expenses. Although we typically own assigned claims, for a significant portion of assigned claims our ability to pursue recoveries depends on our ongoing access to data through data access rights granted to us. In these cases, termination of such health care data access would affect our ability to generate recoveries on those claims.

Our current portfolio has scaled significantly. We are entitled to a portion of any recovery rights associated with approximately $1,568 billion in Billed Amount (and approximately $373 billion in Paid Amount), which contains approximately $89 billion in Paid Value of Potentially Recoverable Claims, as of September 30, 2022. We are typically entitled to 50% of recovery rights pursuant to our CCRAs but in certain cases we have also purchased from our Assignors, from time to time, rights to 100% of the recovery. We believe it would take any competitor a long time to amass the portfolio of claims rights currently owned by us due, among things, to the volume of our claims data retained and strength of our data analytics, which we believe are key to attracting counterparties willing to assign claims to us.

Our Business Model

Recovery Model

In our current business model, we receive irrevocable assignments of health claims recovery rights through Claims Cost Recovery Agreements (“CCRA”) from a variety of sources including, but not limited to, MAOs, MSOs, HMOs, Hospitals, and other at risk entities. Prior to executing a CCRA, we utilize our proprietary internal data analytics platform to review the set of claims and identify claims with probable recovery paths.

Once claims have been assigned, our data analysts run proprietary algorithms to identify potential recoveries. Results are then analyzed by our internal Medical Team. Each claim is then reviewed on an individual basis to ensure that the identified claim can be pursued. We contract with the Law Firm and various other firms across the country. After the Data and Medical teams review the claims, they are aggregated and ready to be pursued through the legal system. The Law Firm then reaches out to the liable parties to pay the amounts that are owed. Prior to litigation, there is an incentive for the primary insurer to settle. If legal action is required for recovery from primary insurers, claimholders are entitled to “double damages” under the Medicare Secondary Payer Act.

We are engaged on an Assignor by Assignor basis. As compensation for identifying and pursuing the assigned claims, under our typical assignment arrangement, our Assignors assign a percentage, typically 50%, of the net proceeds of any recovery made on the assigned claims. In some instances, we may purchase outright an Assignor’s recovery rights and, in such an instance, we are entitled to the entire recovery. In some cases, we have entered into arrangements to transfer CCRAs or rights to proceeds from CCRAs to other parties. Such sales include variable consideration in the form of payments that will be made only upon achievement of certain recoveries or based on a percentage of actual recoveries.

We have yet to generate substantial revenue from the Recovery Model. To date, the majority of our revenue has been generated by claims recovery services which are either performance-based or fee for service arrangements as described below.

Chase to Pay

Over time, we plan to pivot the business to the “Chase to Pay” model. Chase to Pay is a real-time analytics driven platform that identifies the proper primary insurer at the point of care. Chase to Pay is intended to plug into the real-time medical utilization platforms used by providers at the points of care. Rather than allow an MAO to make a wrongful payment whereby we need to chase down the Primary Payer and collect a reimbursement for the MAO, Chase to Pay is intended to prevent the MAO from making a wrongful payment and ensures that the correct payer pays in the first instance. Furthermore, the Primary Payer typically will make payments at a higher multiple than the MAO would have paid, and MSP will be entitled to receive its portion of the recovery proceeds on the amounts paid by the Primary Payer.

As Chase to Pay works at the point of care, it is expected to decrease legal costs of recovery. As a result, Chase to Pay would improve the net recovery margin as the recovery multiple grows and variable legal costs to recover decline.

We have yet to generate revenue from this model, nor have we executed any agreements with customers to date. We are currently in the process of determining the pricing and form of these arrangements. As part of our “Chase to Pay” model, we launched LifeWallet in January 2022, a platform powered by our sophisticated data analysis, designed to locate and organize users’ medical records, facilitating efficient access to enable informed decision-making and improved patient care.

Claims Recovery Services

We also recognize claims recovery service revenue from our services to customers to assist those entities with the pursuit of claims recovery rights. We provide services to other parties in identifying recoverable claims as well as provide data matching and legal services. Under our claims recovery services model, we do not own the rights to claims but provide our services for a fee based on budgeted expenses for the month with an adjustment for the variance between budget and actual expense from the prior month.

We are party to that certain Recovery Services Agreement (the “MSP RH Series 01 Recovery Services Agreement”), dated as of October 23, 2020, by and between MSP Recovery Holdings Series 01, LLC (“MSP RH Series 01”) and MSP Recovery, LLC, pursuant to which MSP Recovery will provide services including identifying, processing, prosecuting and recovering money for certain claims of MSP RH Series 01. In return for these services, MSP RH Series 01 paid a one-time fee of approximately $7.2 million and has agreed to pay annual service fees of approximately $3.0 million commencing January 1, 2021, subject to adjustment based on the aggregate value of claims of MSP RH Series 01 that is subject to the MSP RH Series 01 Recovery Services Agreement.

The fees received pursuant to this agreement are related to expenses incurred and are not tied to the Billed Amount or potential recovery amounts. Although we believe our future business to be highly tied to the Recovery Model and Chase to Pay, we will continue to enter into these contracts as the market dictates.

Key Factors Affecting Our Results

Our Claims Portfolio

We differ from some of our competitors because we receive our recovery rights through irrevocable assignments. When we are assigned these rights, we take on the risk that such claims may not be recoverable. We are entitled to a portion of any recovery rights associated with approximately $1,568 billion in Billed Amount (and approximately $373 billion in Paid Amount), which contained approximately $89 billion in Paid Value of Potentially Recoverable Claims, as of September 30, 2022. We are typically entitled to 50% of recovery rights pursuant to our CCRAs but in certain cases we have also purchased from our Assignors, from time to time, rights to 100% of the recovery. By discovering, quantifying, and settling the gap between Billed Amount and Paid Amount on a large scale, we believe we are positioned to generate substantial annual recovery revenue at high profit margins for our assigned claims. In litigation, we have a competitive advantage by our experienced management and legal teams. While our model of being assigned the claim rights allows us the flexibility to direct the litigation and potentially generate higher margins, we have, on an opportunistic basis, paid the Assignor an upfront purchase price for these rights.

To date, we have not generated substantial revenue from our claims portfolio, and our business model is dependent of achieving revenue from this model in the future. If we are unable to recover the upfront purchase price from the assigned claims or the investments we have made in pursuing recoveries, it would have an adverse effect on our profitability and business.

Our potential claims recovery revenue in a given period will be impacted by the amount of claims we review and ultimately pursue. The number of claims that we review is driven by the claims we receive through assignment. As we are assigned more claims, we can review the claims and identify additional recoveries. To expand our Assignor base and obtain more claims, we plan to implement new strategies to secure new Assignors. These strategies will include a platform to educate potential Assignors about our company, making strategic business partnerships, potential mergers, acquisitions of personnel, as well as other marketing strategies. Our Assignors have grown from 32 in 2015, to 105 in 2018, to 123 in 2019, to 134 in 2020 and over 160 Assignors to date. If we are unable to continue to attract new Assignors to our platform, this could adversely affect future profitability.

In addition to obtaining new claims, our ability to collect on identified claims on our estimated multiples is key to our future profitability. Per the Medicare Secondary Payer Act, we are entitled to reasonable and customary rates. Under existing statutory and case law, the private cause of action under the Medicare Secondary Payer Act permits an award of double damages when a primary plan fails to provide for primary payment or appropriate reimbursement. In addition to double damages, MSP is entitled to interest from Primary Payers on any amounts owed. Federal law also provides express authority to assess interest on Medicare Secondary Payer debts. Further, the Medicare, Medicaid and SCHIP Extension Act (“MMSEA”) requires defendants and healthcare providers to report certain settlements with Medicare beneficiaries. The MMSEA statute includes a $1,000 per day, per claim penalty for inaccurate or untimely reporting.

As a result, we are able to pursue double damages, interest, and applicable penalties for non-compliance from Primary Payers in our Medicare Secondary Payer Act-related recoveries. We can recover these amounts under either the Recovery Model or the Chase to Pay Model. Federal law also expressly provides MAOs with the right to charge providers for the Billed Amount when auto insurer liability exists. Per the terms of various legal services agreements that MSP has with the Law Firm, for legal services provided, the Law Firm would receive a percentage of the total claim recovery which would include double damages and additional penalties. In the near term, we believe our claims portfolio can achieve a 1.9x Recovery Multiple. As we continue to expand our claims portfolio and data matching capabilities, we believe we can reach up to 2.9x Recovery Multiple. Our ability to pursue double damages may be impacted by the Repair Abuses of MSP Payments Act (“RAMP Act”) as disclosed in Note 12, Commitments and Contingencies.

Our claims recovery revenue is typically recognized upon reaching a binding settlement or arbitration with the counterparty or when the legal proceedings, including any appellate process, are resolved. A decrease in the willingness of courts to grant these judgments, a change in the requirements for filing these cases or obtaining these judgments, or a decrease in our ability to collect on these judgments could have an adverse effect on our business, financial condition and operating results. Of our Property & Casualty portfolio as of September 30, 2022, approximately 76% of claims are already in the recovery process, which are claims where either the recovery process has been initiated, data has been collected and matched or resolution discussions are in process.

Key Performance Indicators

To evaluate our business, key trends, risks and opportunities, prepare projections, make strategic decisions and measure our performance, we track several key performance indicators (“KPIs”). As our company has yet to achieve significant revenues and the drivers of expected revenues require significant lead time before revenue can be generated, MSP’s management utilizes KPIs to assist in tracking progress and believes such KPIs are useful in evaluating the performance of our business, in addition to our financial results prepared in accordance with GAAP. The KPIs are Total Paid Amount, Paid Value of Potentially Recoverable Claims, Recovery Multiple and Penetration Status of Portfolio.

Total Paid Amount: Total Paid Amount represents the total within the claims portfolio of the amount actually paid to the provider from the health plan, including incorporation of capitated amounts. As we continue to expand, we anticipate our revenue growth will be greatly dependent on our ability to increase the Total Paid Amount and, correspondingly, the Paid Value of Potentially Recoverable Claims, in our portfolio. Management believes this metric is a useful measure to investors and is useful in managing or monitoring company performance because we view an increase in Paid Amount as a positive indicator as it should provide the Company with the ability to increase the Paid Value of Potentially Recoverable Claims. Conversely, a decrease would produce a diminishing expectation of the Paid Value of Potentially Recoverable Claims.

Paid Value of Potentially Recoverable Claims: The Paid Value of Potentially Recoverable Claims (“PVPRC”) represents the cumulative Paid Amount of potentially recoverable claims. We analyze our claims portfolio and identify potentially recoverable claims using MSP proprietary algorithms that comb through historical paid claims data and search for possible recoveries based on our approximately 600 Funnels and 1,100 Layers. The PVPRC is a measure of the actual Paid Amount that has been paid to providers in respect of those potentially recoverable claims. Management believes this measure provides a useful baseline for potential recoveries, but it is not a measure of the total amount that may be recovered in respect of potentially recoverable claims, which in turn may be influenced by any applicable potential statutory recoveries such as double damages or fines, as described below. We believe our ability to generate future claims recovery income is largely dependent on our ability to accurately identify potentially recoverable claims through our data analytics and ultimately recover on these claims. Management believes this metric is a useful measure to investors and in managing or monitoring company performance because we view an increase in PVPRC as a positive indicator as it should provide the Company with the ability to increase claims recovery income and otherwise shows growth.

Billed Value of Potentially Recoverable Claims: Billed Value of Potentially Recoverable Claims (“BVPRC”) represents the cumulative Billed Amount of potentially recoverable claims. We analyze our claims portfolio and identify potentially recoverable claims using MSP proprietary algorithms that comb through historical paid claims data and search for possible recoveries based on our approximately 600 Funnels and 1,100 Layers. For a majority of our claims, the Company believes it has the ability to recover in excess of the Paid Amount by collecting the Billed Amount plus interest plus double damages under applicable law. Under existing statutory and case law, the private cause of action under the Medicare Secondary Payer Act permits an award of double damages when a primary plan fails to provide for primary payment or appropriate reimbursement. Federal law expressly provides MAOs with the right to charge providers for the Billed Amount when auto insurer liability exists. We believe our ability to generate future claim recovery income is largely dependent on our ability to accurately identify potentially recoverable claims through our data analytics and ultimately recover on these claims. Management believes this metric is a useful measure to investors and in managing or monitoring company performance because we view an increase in BVPRC as a positive indicator as it should provide the Company with the ability to increase claims recovery income and otherwise shows growth.

Recovery Multiple: The Recovery Multiple is the amount of income of any generated claims recovery income obtained by the Company in respect of any claims as compared to the Paid Amount of those claims (e.g., on a $600 recovery, if the paid amount for said claim was $100, the Recovery Multiple is 6x). For these purposes, we record values under the Recovery Multiple only once we have recorded claims recovery income either through the receipt of cash or recognition of accounts receivable on the claims. Management believes this metric is useful to investors and is useful in managing or monitoring company performance because the Recovery Multiple provides a measure of the Company’s ability to recover on its claims recovery rights. A Recovery Multiple above 1x would illustrate the Company’s ability to collect in excess of the Paid Amount. To date, because actual recoveries have been limited, this measure has had limited utility in historical periods. However, management believes this measure will become more meaningful during the next 12 months and beyond to the extent the Company begins to report actual increases in recoveries during those periods. As of September 30, 2022, the Company has obtained settlements with two counterparties where the Recovery Multiple was or would be in excess of the Paid Amount. However, the settlement amounts have not been finally tabulated on these settlements and therefore do not provide a large enough sample to be statistically significant and are therefore not shown in the table. Because the Recovery Multiple is based on actual recoveries, this measure is not based on the Penetration Status of Portfolio, as described below.

Penetration Status of Portfolio: Penetration Status of Portfolio provides a measure of the Company’s recovery efforts by taking into account the current stages of recovery of claims in the portfolio and tying it in with the estimated market share of the related Primary Payers. The total percentage represents the estimated aggregate market share for the respective Primary Payers in which the Company is in some stage of recovery. As the Company initiates additional recovery efforts against additional Primary Payers, the Company expects this number to increase. These stages of recovery include where (1) the recovery process has been initiated, (2) data has been collected and matched or (3) potential resolution discussions are in process. The Company uses third-party sources to estimate the aggregate market share of those Primary Payers in the property and casualty auto insurance market with whom the Company is engaged in one of these stages of recovery. Management believes this metric is useful to investors and in managing or monitoring company performance because it provides insight as to the estimated share of the market that is covered by existing recovery efforts. We estimate that cases that are in the potential resolution discussions and/or data matching are closer to generating potential future claims recovery income.

	As of and for the,
	Nine Months Ended September 30, 2022	Six Months Ended June 30, 2022	Three Months Ended March 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
$ in billions
Paid Amount	$373.3	$370.2	$366.9	$364.4	$58.4
Paid Value of Potentially Recoverable Claims	89.2	88.3	87.3	86.6	14.7
Billed Value of Potentially Recoverable Claims	376.1	371.3	367.8	363.2	52.3
Recovery Multiple	N/A(1)	N/A(1)	N/A(1)	N/A(1)	N/A(1)
Penetration Status of Portfolio	85.8%	76.3%	76.3%	75.6%	N/A
(1)
During the nine months ended September 30, 2022, the Company has received total recoveries of $4.0 million with a recovery multiple of 3.7x. However, the settlement amounts do not provide a large enough sample to be statistically significant, and are therefore not shown in the table.

Healthcare Industry

Our business is directly related to the healthcare industry and is affected by healthcare spending and complexity in the healthcare industry. We estimate that our total addressable market is over $150 billion annually. Our primary focus is on the Medicare and Medicaid market segments. Medicare is the second largest government program, with estimated annual expenditures during 2021 of approximately $923 billion and approximately 63.5 million enrollees. Medicaid has a combined estimated annual expenditure during 2021 of approximately $684 billion with approximately 76.5 million enrollees. Of the billions spent yearly by Medicare on medical expenses for its beneficiaries, we estimate that at least 10% of this was improperly paid by private Medicare plans.

Our addressable market and therefore revenue potential is impacted by the expansion or contraction of healthcare coverage and spending, which directly affects the number of claims available. The Centers for Medicare & Medicaid Services ("CMS") has projected that health spending will continue to grow at an average rate of 5.4% a year between 2019 and 2028. We also believe reimbursement models may become more complex as healthcare payers accommodate new markets and lines of business and as advancements in medical care increase the number of testing and treatment options available. As reimbursement models grow more complex and healthcare coverage increases, the complexity and number of claims may also increase, which could impact the demand for our solutions. Such changes could have a further impact on our results of operations.

As of September 30, 2022, approximately 93% of our expected recoveries arise from claims being brought under the Medicare Secondary Payer Act. While we believe the act has bipartisan support, changes to the laws on which we base our recoveries, particularly the Medicare Secondary Payer Act, can adversely affect our business. Our ability to generate future revenue is therefore significantly dependent on factors outside our control.

Impact of the COVID-19 Pandemic

The impact of the COVID-19 pandemic (“COVID-19”) and related stay-at-home orders and social distancing guidelines caused significant disruptions in many of the jurisdictions in which we operate. These measures had an impact on many aspects of our business operations, including delays within the court system due to court/administrative closures or reduced court dockets and the availability of associates, employees, and business partners. While we were able to continue operations throughout these periods, these delays potentially impacted timing of resolving pending legal matters as a result of court, administrative and other closures and could impact any potential future legislation or litigation. For the three and nine months ended September 30, 2022 and 2021 and the years ended December 31, 2021 and 2020, there was not a material impact to our operations or financial results including total claims recovery, claims recovery service revenue or cost of recoveries. In addition, changes in KPIs such as Paid Amount, Paid Value of Potentially Recoverable Claims, Recovery Multiple and Penetration Status of Portfolio were not materially impacted for the three and nine months ended September 30, 2022 and 2021 and the years ended December 31, 2021 and 2020 and the number of Assignors or Clients has also not been negatively impacted by COVID-19. For more information on our operations and risks related to health epidemics, including the coronavirus. Please see the section Item 1A “Risk Factors.”

Key Components of Sales and Expenses

The following represent the components of our results of operations.

Claims Recovery Income

Our primary income-producing activities are associated with the pursuit and recovery of proceeds related to claims recovery rights that the Company obtains through CCRAs, in which we become the owner of those rights. As such, this income is not generated from the transfer of control of goods or services to customers, but through the proceeds realized from perfection of claims recoveries from rights we hold outright. We recognize claims recovery income based on a gain contingency model – that is, when the amounts are reasonably certain of collection. This typically occurs upon reaching a binding settlement or arbitration with the counterparty or when the legal proceedings, including any appellate process, are resolved.

In some cases, we would owe an additional payment to the original assignor in connection with the realized value of the recovery right. Claims recovery income is recognized on a gross basis, as we are entitled to the full value of proceeds and make payment to the original assignor similar to a royalty arrangement. Such payments to prior owners are recognized as cost of claims recovery in the same period the claims recovery income is recognized.

Claims Recovery Service Income

We also recognize claims recovery service income for our services to a related party and a third party to assist those entities with pursuit of claims recovery rights. We have determined we have a single performance obligation for the series of daily activities that comprise claims recovery services, which are recognized over time using a time-based progress measure. We enter into claims recovery service contracts with third parties. Amounts payable for services to third parties are typically based on budgeted expenses for the current month with an adjustment for the variance between budget and actual expenses from the prior month.

Costs of Recoveries

Costs of recoveries consist of all directly attributable costs specifically associated with claims processing activities, including contingent payments payable to assignors (i.e., settlement expenses).

Claims Amortization Expense

Claims Amortization Expense consists of the amortization of CCRA intangible assets for those CCRAs in which we made upfront payments or commitments in order to acquire claims recovery rights.

Operating Expenses

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses for employees involved in general corporate, sales and marketing functions, including executive management and administration, legal, human resources, accounting, finance, tax, and information technology. Personnel-related expenses primarily include wages and bonuses. General and administrative expenses also consist of rent, IT costs, insurance, and other office expenses.

As we continue to grow as a company and build out our team, we expect that our sales, general and administrative costs will increase. We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Professional Fees

Professional Fees consist of consulting, accounting, and other professional services from third party providers.

Professional Fees - legal

Professional Fees - legal consist of payments for the expenses of the Law Firm covered by the Legal Services Agreement and other legal professional services from third party providers including payments to co-counsel.

Depreciation and Amortization

Depreciation and amortization expense consist of depreciation and amortization of property and equipment related to our investments in leasehold improvements, office and computer equipment, and internally generated capitalized software development costs. We provide for depreciation and amortization using the straight-line method to allocate the cost of depreciable assets over their estimated useful lives.

Interest Expense

In some cases, we have entered into arrangements to transfer CCRAs or rights to proceeds from CCRAs to other parties. When such transfers are considered to be sales of future revenue that are debt-like in nature as defined in Accounting Standards Codification (“ASC”) 470, these arrangements are recognized as debt based on the proceeds received, and are imputed an interest rate based on the expected timing and amount of payments to achieve contractual hurdles. Our interest expense consists of the imputed interest on these payments. We anticipate that as we recognize claims recoveries related to CCRAs in these arrangements, the interest expense on these arrangements will decrease.

Interest income consists primarily of interest on short term investments.

Other Income (expense)

Other income consists of equity investment earnings and some affiliate related income. Other expenses consist of bank service charges, airing fees, tax penalties, settlement expense, political contributions and donations, and some affiliate related expense.

Changes in Fair Value of Warrant and Derivative Liabilities

Changes in fair value of warrants and derivative liabilities consists of the mark to market of warrant liabilities and derivatives as part of the OTC Equity Prepaid Forward Transaction noted in Note 16, Derivative Liability in the notes to condensed consolidated financial statements.

Net (income) loss attributable to non-controlling members

Net (income) loss attributable to non-controlling members consists of income or loss of attributable to Class V shareholders.

Income Tax Benefit

The various entities that comprise MSP are each currently treated as partnerships for U.S. federal and most applicable state and local income tax purposes. As a partnership, our taxable income or loss is passed through to and included in the tax returns of its members. Consequently, no income tax, income tax payable, or deferred tax assets and liabilities are recorded for any financial reporting date.

Results of Operations

Three months ended September 30, 2022 versus three months ended September 30, 2021

The following table sets forth a summary of our consolidated results of operations for the three months ended September 30, 2022 to three months ended September 30, 2021 indicated.

	Three Months Ended September 30
(in thousands except for percentages)	2022	2021	$ Change	% Change
Claims recovery income	$2,571	$48	$2,523	5,256%
Claims recovery service income	5,748	2,439	3,309	136%
Total Claims Recovery	$8,319	$2,487	$5,832	234%
Operating expenses
Cost of claims recoveries	$1,160	$15	$1,145	7,633%
Claims amortization expense	66,331	47	66,284	141,030%
General and administrative	6,621	2,871	3,750	131%
Professional fees	5,875	2,539	3,336	131%
Professional fees - legal	8,014	26	7,988	30,723%
Depreciation and amortization	103	89	14	16%
Total operating expenses	$88,104	$5,587	$82,517	1,477%
Operating Income/ (Loss)	$(79,785)	$(3,100)	$(76,685)	2,474%
Interest expense	$(13,083)	$(6,990)	$(6,093)	87%
Other income (expense), net	63,138	(169)	63,307	(37460)%
Change in fair value of warrant and derivative liabilities	2,670	-	2,670	100%
Net loss before provision for income taxes	$(27,060)	$(10,259)	$(16,801)	164%
Provision for income tax benefit (expense)	$-	$-	$-	(100)%
Net loss	$(27,060)	$(10,259)	$(16,801)	164%
Less: Net (income) loss attributable to non-controlling members	$26,597	$(16)	$26,613	(166331)%
Net loss attributable to controlling members	$(463)	$(10,275)	$9,812	(95)%

Claims recovery income. Claims recovery income increased by $2.5 million for the three months ended September 30, 2022 driven by increased settlements during the period.

Claims recovery service income. Claims recoveries service income increased by $3.3 million, or 136%, to $5.7 million for the three months ended September 30, 2022 from $2.4 million for the three months ended September 30, 2021, primarily driven by an increase in third party service fees due to a $5.0 million servicing contract completed during the three months ended September 30, 2022.

Cost of claims recoveries. Cost of claims recoveries increased by $1.1 million, or 7,633%, driven by assignor and law firm costs on increased claims recovery income.

Claims amortization expense. Claims amortization expense increased by $66.3 million primarily driven by increased amortization due to the acquisition of CCRAs obtained as part of the business combination. In addition to the aforementioned CCRAs acquired as part of the Business Combination, the Company also purchased additional CCRAs during the three months ended September 30, 2022, included in Intangible assets, which further contributed to the increase in claims amortization expense.

General and administrative. General and administrative increased by $3.7 million, to $6.6 million in three months ended September 30, 2022 from $2.9 million for the three months ended September 30, 2021, primarily driven by increases in wages of $3.1 million and advertising of $1.1 million as compared to the three months ended September 30, 2021.

Professional fees. Professional fees increased by $3.3 million, or 95%, to $5.0 million for the three months ended September 30, 2022 from $2.5 million for the three months ended September 30, 2021, primarily driven by an increase in consulting fees.

Professional fees - legal. Professional fees - legal increased by $8.0 million, driven by fees to outsourced law firms and Law Firm expenses of $4.6 million covered through the prepaid.

Interest expense. Interest expense increased by $6.1 million, or 87%, to $13.1 million in three months ended September 30, 2022 from $7.0 million for the three months ended September 30, 2021, primarily driven by an increase in the basis for which interest is incurred on our Claims Financing Obligations and accrued interest on the related party loan obtained in June 2022.

Other income (expense), net. Other income, net increased by $63.3 million to $63.1 million in three months ended September 30, 2022 from a loss of $169 thousand for the three months ended September 30, 2021, driven by a gain associated with the settlement of the Brickell Key Investment debt extinguishment.

Change in fair value of warrant and derivative liabilities. For the three months ended September 30, 2022 $2.7 million of gain was recorded related to mark to market adjustments for the fair value of warrants for $3.7 million and a loss for the fair value of derivative liabilities related to the Committed Equity facility for $1.0 million.

Nine months ended September 30, 2022 versus nine months ended September 30, 2021

The following table sets forth a summary of our consolidated results of operations for the nine months ended September 30, 2022 and September 30, 2021 indicated.

	Nine Months Ended September 30
(in thousands except for percentages)	2022	2021	$ Change	% Change
Claims recovery income	$3,999	$63	$3,936	6,248%
Claims recovery service income	17,795	9,213	8,582	93%
Total Claims Recovery	$21,794	$9,276	$12,518	135%
Operating expenses
Cost of claims recoveries	$1,861	$23	$1,838	7,991%
Claims amortization expense	92,866	114	92,752	81,361%
General and administrative	17,049	8,207	8,842	108%
Professional fees	10,931	5,606	5,325	95%
Professional fees - legal	34,251	56	34,195	61,063%
Depreciation and amortization	254	256	(2)	(1)%
Total operating expenses	$157,212	$14,262	$142,950	1,002%
Operating Income/ (Loss)	$(135,418)	$(4,986)	$(130,432)	2,616%
Interest expense	$(34,475)	$(19,579)	$(14,896)	76%
Other income (expense), net	63,175	1,154	62,021	5,374%
Change in fair value of warrant and derivative liabilities	(11,683)	-	(11,683)	(100)%
Net loss before provision for income taxes	$(118,401)	$(23,411)	$(94,990)	406%
Provision for income tax benefit (expense)	$326	$-	$326	100%
Net loss	$(118,075)	$(23,411)	$(94,664)	404%
Less: Net (income) loss attributable to non-controlling members	$116,324	$(16)	$116,340	(727125)%
Net loss attributable to controlling members	$(1,751)	$(23,427)	$21,676	(93)%

Claims recovery income. Claims recovery income increased by $3.9 million for the nine months ended September 30, 2022 driven by an increase in settlements during the period.

Claims recovery service income. Claims recoveries service income increased by $8.6 million, or 93%, to $17.8 million for the nine months ended September 30, 2022 from $9.2 million for the nine months ended September 30, 2021, primarily driven by an increase in third party service fees due to volume as the headcount needed and related operational expenses to service the claims expanded and a $5.0 million servicing contract completed during the three months ended September 30, 2022.

Cost of claims recoveries. Cost of claims recoveries increased by $1.8 thousand, to $1.9 thousand for the nine months ended September 30, 2022 from $1.8 thousand for the nine months ended September 30, 2021, primarily driven by payments due to assignors and the Law Firm on claims recoveries during the period.

Claims amortization expense. Claims amortization expense increased by $92.8 million, to $92.9 million for the nine months ended September 30, 2022 from $114 thousand for the nine months ended September 30, 2021, primarily driven by increased amortization due to the acquisition of CCRAs obtained as part of the business combination. In addition, the Company purchased additional CCRAs during the nine months ended September 30, 2022, included in Intangible assets, which further contributed to the increase in claims amortization expense.

General and administrative. General and administrative increased by $8.8 million, or 108%, to $17.0 million for the nine months ended September 30, 2022 from $8.2 million for the nine months ended September 30, 2021, primarily driven by increase in wages of $4.2 million and advertising expenses of $2.9 million.

Professional fees. Professional fees increased by $5.3 million, or 79%, to $10.0 million for the nine months ended September 30, 2022 from $5.6 million for the nine months ended September 30, 2021, primarily driven by an increase in accounting and consulting fees due to the Business Combination.

Professional fees - legal. Professional fees - legal increased by $34.2 million for the nine months ended September 30, 2022, primarily driven by a one-time share based payment expense of $20.1 million and fees to outsourced law firms.

Interest expense. Interest expense increased by $14.9 million, or 76%, to $34.5 million for the nine months ended September 30, 2022 from $19.6 million for the nine months ended September 30, 2021, primarily driven by an increase in the basis for which interest is incurred on our Claims Financing Obligations, additional interest on commitments incurred at the end of 2021 and accrued interest on the related party loan obtained in June 2022.

Other income, net. Other income increased by $62.0 million, to $63.2 million for the nine months ended September 30, 2022 from $1.2 million for the nine months ended September 30, 2021 driven by a gain associated with the settlement of the Brickell Key Investment debt extinguishment.

Change in fair value of warrant and derivative liabilities. For the nine months ended September 30, 2022, $11.7 million of loss was recorded related to mark to market adjustments for the fair value of warrants for $1.6 million and for the fair value of derivative liabilities related to the Committed Equity facility for $10.1 million.

Provision for income tax benefit. For the nine months ended September 30, 2022, a $0.3 million income tax benefit was recognized related to the increase in the deferred tax asset for current period losses.

Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with GAAP, this Form 10-Q also contains Non-GAAP financial measures. We consider "adjusted net loss" and "adjusted operating loss" as non-GAAP financial measures and important indicators of performance and useful metrics for management and investors to evaluate our business's ongoing operating performance on a consistent basis across reporting periods. Adjusted net loss represents Net loss adjusted for certain non-cash and non-recurring expenses, and adjusted operating loss items represents Operating loss adjusted for certain non-cash and non-recurring expenses. These measures provide useful information to investors, and a reconciliation of these measures to the most directly comparable GAAP measures and other information relating to these Non-GAAP measures is included in Note 2 to our consolidated financial statements appearing elsewhere in this Form 10-Q. A reconciliation of these Non-GAAP measures is included below:

	Three months ended	Nine months ended
(In thousands)	September 30, 2022	September 30, 2022
GAAP Operating Loss	$(79,785)	$(135,418)
Share based compensation	—	20,055
Claims amortization expense	66,331	92,866
Adjusted operating loss	$(13,454)	$(22,497)

GAAP Net Loss	$(27,060)	$(118,075)
Share based compensation	—	20,055
Claims amortization expense	66,331	92,866
Gain on debt extinguishment	(63,367)	(63,367)
Paid-in-kind Interest	13,083	34,475
Change in fair value of warrant and derivative liabilities	(2,670)	11,683
Adjusted net loss	$(13,683)	$(22,363)

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations primarily from partnership contributions. As of September 30, 2022, we had $14.3 million in cash and cash equivalents. As of September 30, 2022, we had loan payables of $170.8 million consisting of our Claims Financing Obligations and notes payable. We had $1.5 million in interest payable related to our Claims Financing Obligations. In addition, we had a loan from related parties with a balance of $125.8 million. This loan bears interest at an annual rate of 4%, payable in kind, and will mature on the four year anniversary of the issuance and the terms were more favorable than we could have obtained from another party.

As an early stage growth company, we have incurred substantial net losses since inception. Our liquidity will depend on our ability to generate substantial claims recovery income and claims recovery services income in the near future. Our principal liquidity needs have been, and will continue to be, capital expenditures, working capital and claims obligation financing. Our capital expenditures support investments in our underlying infrastructure to enhance our solutions and technology for future growth. We expect our capital expenditures to increase primarily due to investments in our technology stack. Our strategy includes the expansion of our existing solutions and the development of new solutions, which will require cash expenditures over the next several years and will be funded primarily by cash provided by operating activities and the cash from the Business Combination. We also expect our operating expenses to increase as we hire additional employees to support to the claim recovery team. We expect these investments to be a key driver of our long-term growth and competitiveness but to negatively impact our free cash flow.

We believe that our cash on hand of $14.3 million, along with our other current assets and available resources, will be sufficient to meet our operating expenditure and working capital requirements for a period of at least twelve months from the date of this Form 10-Q. If we are required to raise additional capital to finance our operations, which may include seeking additional capital through equity offerings or debt financings, the amount and timing of our future funding will depend on many factors, including the pace and results of our claims recovery efforts. We may be unable to obtain any such additional financing on reasonable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back or abandon some or all of our claims recovery efforts and other operations, which could materially harm our business, prospects, financial condition and operating results.

MSP Principals Promissory Note

On June 16, 2022, to finance the Company’s operations, the MSP Principals provided cash to the Company in an aggregate amount of $112.8 million. The Company issued the MSP Principals Promissory Note to the MSP Principals in an aggregate principal amount of $112.8 million that has an annual interest rate of 4%, payable in kind, and matures on the day that is the four year anniversary of the issuance. On the maturity date, the Company is required to pay the MSP Principals an amount in cash equal to the outstanding principal amount, plus accrued and unpaid interest. The promissory note is prepayable by the Company at any time, without prepayment penalties, fees or other expenses. A portion of the proceeds under the MSP Principals Promissory Note in an amount equal to $36.5 million was advanced to the Law Firm for certain operating expenses as contemplated by the Legal Services Agreement. The MSP Principals Promissory Note contains customary events of default that would allow the MSP Principals to declare the MSP Principals Promissory Note immediately due and payable or the MSP Principals Promissory Note will immediately and automatically become due and payable without notice, presentment, demand, protest or other request of any kind. In addition, the MSP Principals Promissory Note may be accelerated by the MSP Principals if the board of directors of the Company (excluding the MSP Principals) terminates the Legal Services Agreement.

Nomura Promissory Note

On May 27, 2022, the Company issued an unsecured promissory note to Nomura in a principal amount of approximately $24.5 million related to advisory fees and deferred underwriting fees and expenses that became due and payable by the Company to Nomura, in connection with the consummation of the Business Combination. The maturity date of the promissory note is May 29, 2023. On the maturity date, the Company is required to pay Nomura an amount in cash equal to the outstanding principal amount, plus accrued and unpaid interest, plus any other obligations then due or payable under the promissory note. Upon two days prior written notice to Nomura, the Company may prepay all or any portion of the then outstanding principal amount under the promissory note together with all accrued and unpaid interest thereon.

OTC Equity Prepaid Forward Agreement

On May 17, 2022, the Company and CF entered into the Prepaid Forward. Pursuant to the terms of the Prepaid Forward, CF agreed to (a) transfer to MSP for cancellation any New Warrants received as a result of being the stockholder of record of any shares of Class A Common Stock as of the close of business on the closing date of the Business Combination, in connection with the New Warrant Dividend, and (b) waive any redemption right that would require the redemption of the number of shares of Class A Common Stock owned by CF at the closing of the Business Combination in exchange for a pro rata amount of the funds held in the Trust Account.

At closing of the Business Combination, the Company transferred from the trust account to an escrow account an amount equal to (a) the aggregate number of the Subject Shares (as defined below) (approximately 1.1 million shares), multiplied by (b) the per share redemption price for shares out of the Trust Account, as a prepayment to CF of the amount to be paid to CF in settlement of the Prepaid Forward for the Subject Shares. CF may sell the Subject Shares at its sole discretion in one or more transactions, publicly or privately. Any such sale shall constitute an optional early termination of the Prepaid Forward upon which (a) CF will receive from the escrow account an amount equal to the positive excess, if any, of (x) the product of the redemption price and the aggregate number of shares over (y) an amount equal to the proceeds received by CF in connection with sales of the shares, and (b) the Company will receive from the escrow account the amount set forth in (y) above. Any shares not sold will be returned to the Company and the redemption price relating to such shares will be released to CF.

Pursuant to the terms of the Prepaid Forward, CF purchased 1,129,589 shares of Class A Common Stock prior to the approval of the Business Combination and outside of the redemption process in connection with the Business Combination, for a purchase price of $10.11 per share, reflecting an aggregate purchase price of approximately $11.4 million. Pursuant to the terms of the Prepaid Forward, 133,291,502 of the New Warrants will be transferred for cancelation to the Company.

Committed Equity Facility

On May 17, 2022, the Company entered into the CF Purchase Agreement with CF. Pursuant to the CF Purchase Agreement, after the closing of the Business Combination, the Company will have the right to sell to CF from time to time at its option up to $1 billion in Class A common stock shares, subject to the terms, conditions and limitations set forth in the CF Purchase Agreement.

Sales of the shares of the Company’s common stock to CF under the CF Purchase Agreement, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the common stock, as well as determinations by the Company about the use of proceeds of such common stock sales. The net proceeds from any such sales under the CF Purchase Agreement will depend on the frequency with, and the price at, which the shares of common stock are sold to CF.

Upon the initial satisfaction of the conditions to CF’s obligation to purchase shares of common stock set forth under the CF Purchase Agreement, the Company will have the right, but not the obligation, from time to time, at its sole discretion and on the terms and subject to the limitations contained in the CF Purchase Agreement, until no later than the first day of the month following the 36 month anniversary of the date that the registration statement of the shares is declared effective, to direct CF to purchase up to a specified maximum amount of common stock as set forth in the CF Purchase Agreement by delivering written notice to CF prior to the commencement of trading on any trading day. The purchase price of the common stock that the Company elects to sell to CF pursuant to the CF Purchase Agreement will be 98% of the VWAP of the common stock during the applicable purchase date on which the Company has timely delivered a written notice to CF, directing it to purchase common stock under the CF Purchase Agreement.

Assignment and Sale of Proceeds Agreement

On June 30, 2022, the Company entered into an Assignment and Sale of Proceeds Agreement (the “Assignment Agreement”) and a Recovery Services Agreement (the “Services Agreement” and collectively, the “Agreements”) with the Prudent Group (“Prudent”) in order to monetize up to $250 million of the value of the Company’s net recovery interest in claim demand letters that the Company has commenced sending to insurers who admitted they had primary payer responsibility for the underlying accidents to the federal government (“MSPR’s Net Recovery Proceeds”). Pursuant to the Agreements, at the Company’s sole and absolute discretion, the Company has the right to direct Prudent to acquire, on a non-recourse basis, a percentage of MSPR’s Net Recovery Proceeds, up to an aggregate of $250 million, at a purchase price of 90% of MSPR's Net Recovery Proceeds of such claim.

Under the Services Agreement, the Company will service and recover on the demand letters and will retain any revenues generated in excess of the amount received from Prudent, plus up to an 18% annual return on the amount Prudent paid for MSPR’s Net Recovery Proceeds. Prudent may terminate the Services Agreement upon sixty (60) days prior written notice to the Company.

Actual results, including sources and uses of cash, may differ from our current estimates due to the inherent uncertainty involved in making those estimates and any such differences may impact the Company’s ability to continue as a going concern in the future. The expenditures associated with the development and launch of our additional recovery services and the anticipated increase in claims recovery capacity are subject to significant risks and uncertainties, many of which are beyond our control, which may affect the timing and magnitude of these anticipated expenditures. These risk and uncertainties are described in more detail in the section entitled “Risk Factors”.

PPP Loan

During 2020, we obtained funds under the Paycheck Protection Program (the “PPP Loans”) in the amount of $1.1 million. As of December 31, 2021, all of the PPP Loans have been forgiven.

Claims Financing Obligations

On February 20, 2015, the Company entered into a Claims Proceeds Investment Agreement with a third-party investor to invest directly and indirectly in claims, disputes, and litigation and arbitration claims. For such investment, the Company has assigned to the investor a portion of the future proceeds of certain claims, albeit the Company remains the sole owner and assignee of rights to claims because the investor is only acquiring rights to a portion of the proceeds of the claims. The investor return is based on its investment ($23 million between the original and amended agreements) and an internal rate of return of 30% calculated from the Closing Date. The investor has priority of payment regarding any proceeds until full payment of the investment is satisfied. To the extent that, upon final resolution of the claims, the investor receives from proceeds an amount that is less than the agreed-upon return, the investor has no recourse to recover such deficit from the Company. See Note 10 to our consolidated financial statements for a description of the claims financing obligations.

Tax Receivable Agreement

Under the terms of the Tax Receivable Agreement, we generally will be required to pay to the Members, and to each other person from time to time that becomes a “TRA Party” under the Tax Receivable Agreement, 85% of the tax savings, if any, that we are deemed to realize in certain circumstances as a result of certain tax attributes that exist following the Business Combination and that are created thereafter, including as a result of payments made under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless we exercise our right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us, and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months ended
	September 30,
(in thousands)	2022	2021
Net cash used in operating activities	$(70,764)	$(6,256)
Net cash used in investing activities	(4,563)	(1,857)
Net cash provided by (used in) financing activities	99,351	(2,412)
Net increase (decrease) in cash and cash equivalents and restricted cash	24,024	(10,525)
Cash and cash equivalents and restricted cash at beginning of period	1,664	11,879
Cash and cash equivalents and restricted cash at end of period	$25,688	$1,354

Cash Flows Used in Operating Activities

Net cash used in operating activities increased by $64.5 million to $70.8 million for the nine months ended September 30, 2022 compared to net cash used of $6.3 million for the nine months ended September 30, 2021. During the nine months ended September 30, 2022, net cash used in operating activities was impacted primarily by our net loss, an increase in Prepaid and other assets of $32.6 million and decrease in affiliate payable of $25.4 million. This was partially offset by a $15.5 million increase in accounts payable and accrued liabilities. Net cash used in operating activities was further impacted by non-cash charges including a $63.4 gain on debt extinguishment partially offset by claims amortization expense of $92.9 million, paid in kind interest of $34.5 million, share-based compensation of $20.1 million and change in fair value of derivatives of $10.1 million and change in fair value of warrant liabilities of $1.6 million.

Cash Flows Used in Investing Activities

Net cash used in investing activities increased by $2.7 million to $4.6 million for the nine months ended September 30, 2022 compared to $1.9 million for the nine months ended September 30, 2021. During the nine months ended September 30, 2022, our cash used in investing activities was primarily due to acquisition of additional CCRAs included in Intangible assets, net, of which $2.7 million was paid for in cash and $1.9 million of additions to property, plant and equipment.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by in financing activities increased to $99.4 million for the nine months ended September 30, 2022 compared to $2.4 million net cash used in financing activities for the nine months ended September 30, 2021. This is primarily due to proceeds from the related party loan of $125.8 million, proceeds from the Business Combination of $12.0 million, and $8.6 million from the issuance of common stock. These were partially offset by $49.6 million of transaction costs incurred in connection with the Business Combination.

Contractual Obligations, Commitments and Contingencies

The following table and the information that follows summarizes our contractual obligations as of September 30, 2022.

The future minimum lease payments under non-cancelable operating leases as of September 30, 2022 are as follows:

(In thousands)	Lease Payments
Year Ending December 31,
2022 (remaining)	$58
2023 (1)	217
Total	$275
(1)
Operating lease expires before or during the year ending December 31, 2023

Based on claims financing obligations and notes payable agreements, as of September 30, 2022 and December 31, 2021, the present value of amounts owed under these obligations were $172.3 million and $201.4 million, respectively, including unpaid interest to date of $1.5 million and $94.5 million, respectively. The weighted average interest rate is 5.8% based on the current book value of $172.3 million with rates that range from 2% to 11%. The Company is expected to repay these obligations from cash flows from claim recovery income.

As of September 30, 2022, the minimum required payments on these agreements are $330.5 million. Certain of these agreements have priority of payment regarding any proceeds until full payment of the balance due is satisfied. The maturity of the commitments range from the date sufficient claims recoveries are received to cover the required return or in some cases by 2031.

Off-Balance Sheet Commitments and Arrangements

As of the balance sheet dates of September 30, 2022 and December 31, 2021, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies

Our consolidated financial statements and the related notes thereto included elsewhere in this Form 10-Q are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts and related disclosures in our financial statements and accompanying notes. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions due to the inherent uncertainty involved in making those estimates and any such differences may be material.

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies to our consolidated financial statements appearing elsewhere in this Form 10-Q for a description of our other significant accounting policies.

Revenue Recognition

Claims Recovery Income

We recognize revenue based on a gain contingency model when the amounts are reasonably certain of collection, typically upon reaching a binding settlement or arbitration with the counterparty or when the legal proceedings, including any appellate process, are resolved. Claims recovery income is recognized on a gross basis, as the Company is entitled to the full value of proceeds and makes a payment to the original assignor similar to a royalty arrangement. Such payments to prior owners are recognized as cost of claims recovery in the same period the claims recovery income is recognized.

Claims Recovery Service Income

We recognize claims recovery service income for our services to third parties for our services to assist those entities with pursuit of claims recovery rights. We have determined that we have a single performance obligation for the series of daily activities that comprise claims recovery services, which are recognized over time using a time-based progress measure. Amounts owed under existing arrangements or as a result of actual settlements or resolved litigation are recognized as accounts receivable. Amounts estimated and recognized, but not yet fully settled or resolved as part of litigation are recognized as contract assets. We enter into claims recovery service contracts with third parties. Amounts for services to third parties are typically based on budgeted expenses for the current month with an adjustment for the variance between budget and actual expenses from the prior month.

Impairment of Intangible Assets

We evaluate long-lived assets, such as property and equipment, and finite-lived intangibles, such as claims recovery rights and capitalized software costs, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset group are less than the carrying value, a write-down would be recorded to reduce the related asset group to its estimated fair value. There were no impairment indicators or charges in the three and nine months ended September 30, 2022 and 2021 and the years ended December 31, 2021 and 2020.

For the CCRA intangibles, we will also assess the intangible assets recognized for CCRAs for impairment in accordance with ASC 350-30-35-14, whereby an impairment loss shall be recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value based on the model for long-lived assets to be held and used under ASC 360-10. ASC 360-10 requires entities to evaluate long-lived assets (including finite-lived intangible assets) when indicators are present. Impairment indicators would result only when the potential recoveries under the claim paths of all remaining claims suggests the unamortized carrying value is not recoverable. As the amount of upfront payments for CCRAs is typically only a fraction of the potential recoveries, it would typically take a substantial negative event (such as an unfavorable court ruling upheld on appeal or a change in law/statute with retroactive effect) to suggest an impairment may be triggered. There were no impairment indicators or charges in the three and nine months ended September 30, 2022 and 2021 or the years ended December 31, 2021 and 2020.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Item 4. Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation of those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of MSP’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We expect to take steps to remediate the material weakness, but there is no assurance that any remediation efforts will ultimately have the intended effects. Prior to the Business Combination, material weaknesses were disclosed for both legacy MSP and LCAP. These are outlined below. As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2022. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to the material weaknesses in our internal control over financial reporting related to the items noted below.

LCAP

Following the issuance of the “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies” by the staff of the SEC (the “SEC Staff Statement”), and after consultation with LCAP’s independent registered public accounting firm, LCAP’s management and audit committee concluded that, in light of the SEC Staff Statement, it was appropriate to restate previously issued and audited financial statements as of and for the period ended December 31, 2020.

Additionally, LCAP previously recorded a portion of its Class A common stock subject to possible redemption in permanent equity. In accordance with SEC Staff guidance on redeemable equity instruments, ASC 480-10-S99, “Distinguishing Liabilities from Equity”, and EITF Topic D-98, “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the issuing company require common stock subject to redemption to be classified outside of permanent equity. LCAP’s management re-evaluated the effectiveness of our disclosure controls and procedures and concluded that the misclassification of the Class A common stock was quantitatively material to individual line items within the balance sheet. LCAP concluded that the restatement of the Class A common stock represents a material weakness. In addition, on March 31, 2022, LCAP’s management and its audit committee concluded that a disclosure in regard to related parties was not disclosed within the notes to LCAP’s audited Financial Statements for the year ended December 31, 2021. As a result, LCAP identified a material weakness in its internal controls over financial reporting.

LCAP also identified a material weakness in its internal control over financial reporting related to the accounting for complex financial instruments. As a result of this material weakness, LCAP’s management concluded that its internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of LCAP’s derivative liabilities, change in fair value of derivative liabilities, Class A Common Stock subject to possible redemption, Class A Common Stock, additional paid-in capital, accumulated deficit and related financial disclosures for the period from December 23, 2019 (inception) through December 31, 2020. For a discussion of management’s consideration of the material weakness identified related to LCAP’s accounting for a significant and unusual transaction related to the warrants LCAP issued in connection with the IPO, see “Note 2-Restatement of Previously Issued Financial Statements” to LCAP’s audited financial statements included in the S-1 Registration Statement filed on July 7, 2022 with the SEC. In addition, LCAP identified a material weakness in its internal controls over financial reporting as a result of not including certain disclosure in regard to related parties within the notes to its audited Financial Statements for the year ended December 31, 2021. As a result, such financial statements were amended in order to appropriately disclose the related party transaction. See “Certain Relationships and Related Party Transactions ” included in the S-1 Registration Statement filed on July 7, 2022 with the SEC.

LCAP had concluded that its internal control over financial reporting was ineffective as of December 31, 2020 and 2021, and MSP Recovery concluded that its internal control over financial reporting was ineffective as of June 30, 2022, because material weaknesses existed in LCAP’s internal control over financial reporting and they have not been remediated to date. MSP Recovery has taken a number of measures to remediate the material weaknesses described herein; however, if it is unable to remediate its material weaknesses in a timely manner or MSP Recovery identifies additional material weaknesses, it may be unable to provide required financial information in a timely and reliable manner, and MSP Recovery may incorrectly report financial information.

MSP Recovery

As of December 31, 2021 and 2020, the Company has identified material weaknesses in its internal control over financial reporting. The material weaknesses the Company identified were as follows:

•
The Company did not have sufficient accounting and financial reporting resources to address its financial reporting requirements. Specifically:

o
The Company did not have sufficient resources with an appropriate level of knowledge and GAAP expertise to identify, evaluate and account for transactions; and
o
The Company did not have an adequate segregation of duties or appropriate level of review that is needed to comply with financial reporting requirements.

•
The Company did not design, implement or maintain an effective control environment over our financial reporting requirements. Specifically:

o
The Company did not have effective controls over the period end financial reporting process and preparation of financial statements due to:

▪
A lack of a sufficient level of formal accounting policies and procedures that define how transactions should be initiated, recorded, processed and reported; and
▪
A lack of an effective control environment over period end close procedures.
o
The Company did not have appropriate controls or documented segregation of duties over information technology systems used to create or maintain financial reporting records;

o
The Company did not design or maintain the appropriate controls related to the separation of accounting records for each entity included within the combined and consolidated financial statements of the Company.

These control deficiencies did not result in errors that were material to the Company’s annual financial statements. However, these control deficiencies could result in a misstatement in MSP’s accounts or disclosures that would result in a material misstatement to the annual financial statements that would not be prevented or detected. Accordingly, the Company determined that these control deficiencies constitute material weaknesses.

The Company is in the process of implementing measures designed to improve their internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses. During 2022, MSP has hired key accounting personnel with appropriate levels of U.S. generally accepted accounting principles expertise and financial reporting knowledge and experience as well as has begun developing formal accounting policies and procedures, designing a control environment over how transactions are initiated, recorded, processed and reported, and implementing period end close procedures. The Company also has implemented certain accounting systems to automate manual processes, to help implement segregation of duties and to assist in consolidation and period end close. However, the Company is still in the process of addressing these deficiencies and there is no assurance that these measures will significantly improve or remediate the material weaknesses described above. The Company and their independent registered public accounting firm, were not required to perform an evaluation of the Company's internal control over financial reporting as of December 31, 2021 in accordance with the provisions of the Sarbanes-Oxley Act and as such, there is no assurance that the Company has identified all material weaknesses or that there will not be additional material weaknesses or deficiencies that are identified. While the Company’s independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after the Company is no longer an “emerging growth company” as defined in the JOBS Act, a failure to design, implement or maintain effective internal control over financial reporting could adversely affect the results of annual independent registered public accounting firm audit reports regarding the effectiveness of the Company’s internal control over financial reporting that the Company will eventually be required to include in reports that will be filed with the SEC. If at such time, the Company’s independent registered public accounting firm issue an audit report that is adverse due to one or more material weaknesses in the Company’s internal control over financial reporting, this could have a material and adverse effect on the Company’s business, results of operations and financial condition, and it could cause a decline in the trading price of the Company’s Class A common stock.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors and there can be no assurances that favorable outcomes will be obtained.

Item 1A. Risk Factors.

Factors that could cause our results to differ materially from those in this report are any of the risks described in our prior quarter report on Form 10-Q and prospectus filed with the SEC on August 12, 2022. As of the date of this report, there have been no material changes in our risk factors from those disclosed in our final prospectus filed with the SEC or our second quarter report on Form 10-Q.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Over the course of the third quarter, MSPR has issued 399,324 unregistered securities to Palantir in exchange for services provided in reliance on Section 4(a)(2) of the U.S. Securities Act of 1933.

Item 3. Defaults Upon Senior Securities.

None

Item 4. Mine Safety Disclosures.

Not applicable

Item 5. Other Information.

None

Item 6. Exhibits.

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

Exhibit Number	Description
10.1*	Warrant Agreement
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MSP Recovery, Inc.

Date: November 10, 2022	By:	/s/ Calvin Hamstra
Calvin Hamstra
Chief Financial Officer

THE SECURITIES REPRESENTED BY THIS WARRANT, INCLUDING THE SHARES ISSUABLEUPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

WARRANT AGREEMENT

of

MSP RECOVERY, INC.

2710 Le Jeune Road Floor 10

Coral Gables, Florida

Dated as of: September 30, 2022 (the “Effective Date”)

WHEREAS, MSP Recovery, Inc., a Delaware corporation (the “Company”), has entered into an Amendment to CPIA dated September 30, 2022 (the “Amendment”) with Brickell Key Investments LP, a Delaware limited partnership (the “Holder”), pursuant to which the Holder has agreed to make certain financial accommodations to Company;

WHEREAS, in connection with such financial accommodations and the consummation of all other transactions contemplated under the Amendment, the Company desires to grant Holder the right to purchase Class A common shares in the Company in accordance with the terms and conditions of this Warrant Agreement, subject to the limitations, including those described in Sections 3 and 4, herein (the “Agreement” or the “Warrant”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Amendment, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company and Holder hereby agree as follows:

FOR VALUE RECEIVED, the Company hereby grants to Holder or its permitted assigns, and the Holder is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase from the Company shares of Class A common stock in the Company (the "Class A Shares"). The maximum amount of Class A Shares that the Holder may purchase from the Company is 66,666,666 shares of Class A Common Stock (the “Amount”) for a purchase price equal to $6,666.67 ($0.0001per Class A Share) (the “Exercise Price”), and is payable in cash. The Exercise Price may be adjusted from time to time in accordance with Section 5 hereof, according to the terms, conditions and procedures set forth herein. This Warrant (the “Warrant”) will expire at 5:00 p.m. (Eastern Time), on September 30, 2027 (the “Expiration Date”) and may be exercised in whole or in part by Holder at any time prior to such date. The Class A Shares issued upon exercise of this Warrant shall sometimes be referred to herein as “Warrant Interests”. This Warrant is subject to the following terms and conditions:

1.
Exercise; Payment; Issuance of Certificates

Upon electing to purchase Class A Shares on the terms and conditions herein, Holder must deliver to the Company (i) an exercise form, as attached hereto as Exhibit A and subject to the restrictions described in Sections 3 and 4 herein (the “Exercise Form”), (ii) the investment representation letter attached hereto as Exhibit B, each duly completed and executed, to the Company at its principal office (or at such other location as the Company may advise the Holder in writing),(iii) payment of the aggregate Exercise Price (“Purchase Price”) corresponding to the portion of the Amount being exercised pursuant to the Exerciser Notice. Once the entire Amount of Class A Shares have been exercised through one or more Exercise Forms, the Holder shall surrender this Warrant.

In addition, any purchase of Class A Shares by Holder hereunder shall be made pursuant to the following additional terms and procedures:

a.
Payment of the Purchase Price shall be made in cash, transmitted by certified check or wire transfer. If Holder fails to deliver an Exercise Form to the Company by the Expiration Date, properly completed and executed, along with payment in full of the Purchase Price for the Class A Shares to be purchased thereunder, this Warrant shall expire and all rights granted pursuant to this Warrant shall automatically terminate and Holder shall waive its right to purchase any shares hereunder.

b.
The Company agrees that the Class A Shares to be purchased hereunder upon exercise of this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such Class A Shares as of the close of business on the date on which Holder has delivered to the Company the Exercise Form hereunder, properly completed and executed, along with payment in full for the shares purchased thereunder.
2.
Exercise Price; Shares to Be Fully Paid; Issuance of Additional Shares
a.
The Company covenants and agrees that all Class A Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any person and free of all taxes, liens and charges with respect to the issue thereof, except for the restrictions and limitations described in Sections3 and 4 herein.
b.
The Warrant provides for the purchase of up to 66,666,666 Class A Shares, as of the Effective Date. The Holder acknowledges and agrees that the issuance by the Company of additional shares after the Effective Date will reduce the Holder’s proportionate rights with respect to the Company, including without limitation the Class A Shares issued to the Holder upon exercise of this Warrant.
3.
Restrictions on Sale

Holder irrevocably agrees that it will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, more than 15% of the Amount per month, or enter into a transaction that would have the same effect, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Shares, whether any of these transactions are to be settled by delivery of the Class A Common Stock, or otherwise, or publicly disclose the intention to make any such offer, sale or disposition. Holder agrees that the Company can and will, if Holder attempts to sell more than 15% of the Amountper month, (i) place an irrevocable stop order on all Class A Shares held by Holder, including those which may be covered by a registration statement, and (ii) notify the Company’s transfer agent in writing of the stop order and the restrictions on the Class A Shares pursuant to the Amendment. Holder agrees that, upon selling any Class A Shares that were issued upon exercise of this Warrant ("Share Sales"), it will notify the Company of such Share Sale, including the amount and price of shares sold.

4.
Adjustment of Exercise Price

a.
The Exercise Price is subject to adjustment in accordance with this Section 5 and from time to time upon the occurrence of certain events described in this Section 5.
b.
In the event the Company shall, at any time or from time to time after the Effective Date, issue any equity as a shares dividend to the beneficial holders of shares, or subdivide or combine the outstanding shares into a greater or lesser number (any such sale, issuance, subdivision or combination being herein called a “Capital Change”), then, and thereafter upon each Capital Change, the Exercise Price in effect immediately prior to such Capital Change shall be changed to a price (including any applicable fraction of a cent) determined by dividing (a) the total number of shares outstanding, on a fully diluted basis, immediately prior to such Capital Change, multiplied by the Exercise Price in effect immediately prior to such Capital Change by (b) the total number of shares outstanding, on a fully diluted basis, immediately after such Capital Change. In the case of any reclassification, capital reorganization or other equivalent change of outstanding shares, the Company shall cause effective provision to be made so that the Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and numberof shares or other securities or property (including cash) received upon such reclassification, capital reorganization or other change,that might have been acquiredupon exercise of this

Warrant immediately prior to such reclassification, capital, reorganization or other change. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other equivalent changes of outstanding shares.

5.
Issue Tax

In the event the Company elects to issue a certificate or certificates for any shares purchased hereunder, such issuance of certificates shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

6.
Closing of Books

Subject to the limitations described herein, the Company will not close its transfer books against the transfer of any Warrant or of any shares, or take any action in any manner which interferes with the timely exercise of this Warrant.

7.
Modification and Waiver

This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the Company and the Holder.

8.
Notices

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Holder at the Holder’s address as shown on the books of the Company or to the Company at the address indicated therefor in the heading of this Warrant or such other address as either may from time to time provide to the other.

9.
Binding Effect on Successors

This Warrant shall be binding upon any business entity succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the Holder hereof. This Warrant may not be assigned by Holder without the prior written consent of the Company, other than to Sean Fitzpatrick. If this Warrant is assigned pursuant to the terms hereof, the term “Holder” shall be deemed to refer to the permitted assignee(s).

10.
Descriptive Headings and Governing Law

The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

The validity, interpretation, and performance of this Agreement and the Warrant shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company and Holder here by agree that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company and the Holder hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

11.
Lost Warrant

The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant, the Company, at its expense, will make and deliver a new warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its officer thereunto duly authorized as of the Effective Date.

The Company:

MSP RECOVERY, INC.

_____________________________________

Name: Alexandra Plasencia

Title: Authorized Signatory

EXHIBIT A

EXERCISE FORM

, 20

MSP Recovery, Inc.

Ladies and Gentlemen:

The undersigned holder (“Holder”) of that certain Warrant (the “Warrant”), issued by MSP Recovery, Inc.

(the “Company”)and dated September 30, 2022, hereby exercises its right to purchase pursuant thereto the number of common shares of the Company (“Warrant Interests”) at an exercise price (“Exercise Price”) and aggregate purchase price

(the “Purchase Price”) listed immediately below:

Number of Warrant Interests Exercise Price

Pursuant to the terms of the Warrant, the Holder delivers the Purchase Price herewith in cash or by certified check, or by wire transfer according to the following instructions:

Account No.: Routing Number:

The Holder also makes the representations set forth on the attached Exhibit B to the Warrant.

Very truly yours,

HOLDER:

NAME:

print name of individual or entity

IF HOLDER IS AN INDIVIDUAL:

By:

signature

IF HOLDER IS AN ENTITY:

Name:

print name of person signing/or entity

Title:

print title of person signing/or entity

ADDRESS:

STREET:

CITY:

STATE AND ZIP:

FACSIMILE:

EXHIBIT B

INVESTMENT REPRESENTATION LETTER

THIS INVESTMENT REPRESENTATION LETTER MUST BE COMPLETED, SIGNED AND RETURNED TO MSP RECOVERY, INC., ALONG WITH THE ASSOCIATED EXERCISE FORM(S) BEFORE THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANT WITH AN EFFECTIVE DATE OF SEPTEMBER 30, 2022.

, 202

MSP RECOVERY, INC.

Ladies and Gentlemen:

Pursuant to the exercise of that certain Warrant, with an Effective Date of September 30, 2022 (the “Warrant”), issued by MSP Recovery, Inc. (the “Company”), the undersigned holder of the Warrant (“Purchaser”) intends to purchase common shares of the Company. The common shares will be issued to Purchaser in a transaction not involving a public offering and pursuant to an exemption from registration under the United States Securities Act of 1933, as amended (the “33 Act”), and applicable state securities laws. In connection with such purchase and in order to comply with the exemptions from registration relied upon by the Company, Purchaser represents, warrants and agrees as follows:

1.
Purchaser is acquiring the common shares for its own account for investment purposes only, without the intent toward the further sale or distribution thereof, and Purchaser shall not make any sale, transfer or other disposition of the shares in violation of the 33 Act or the General Rules and Regulations promulgated thereunder by the Securities and Exchange Commission or in violation of any other applicable securities law.

2.
Purchaser has been advised that the common shares have not been registered under the 33 Act or any state securities laws on the ground that this transaction is exempt from registration, and that reliance by the Company on such exemptions is predicated in part on Purchaser’s representations set forth in this letter.

3.
Purchaser has been informed that under the 33 Act, the shares must be held indefinitely unless subsequently registered under the 33 Act or unless an exemption from such registration (such as Rule 144) is available with respect to any proposed transfer or disposition by Purchaser of the shares.

Very truly yours,

PURCHASER:

NAME:

print name of individual or entity

IF PURCHASER IS AN INDIVIDUAL:

By:

IF PURCHASER IS AN ENTITY:

Name:

print name of person signing for entity

Title:

print title of person signing for entity

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John H. Ruiz, certify that:

1.
I have reviewed this Form 10-Q of MSP Recovery, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2022	By:	/s/ John H. Ruiz
John H. Ruiz
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Calvin Hamstra, certify that:

1.
I have reviewed this Form 10-Q of MSP Recovery, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2022	By:	/s/ Calvin Hamstra
Calvin Hamstra
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of MSP Recovery, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: November 10, 2022	By:	/s/ John H. Ruiz
John H. Ruiz
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of MSP Recovery, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: November 10, 2022	By:	/s/ Calvin Hamstra
Calvin Hamstra
Chief Financial Officer